PRELIMINARY VERSION OF 6-K OF SEPTEMBER 30, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

1 rue Hildegard Von Bingen

L-1282, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ATENTO S.A.

INDEX

Financial Information

For the Three and Nine Months Ended September 30, 2019

PART I - PRESENTATION OF FINANCIAL AND OTHER INFORMATION	3
SELECTED HISTORICAL FINANCIAL INFORMATION	6
SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION	7
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	12
PART II - OTHER INFORMATION	63
LEGAL PROCEEDINGS	63
RISK FACTORS	63

PART I - PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Atento S.A. (“Atento”, the “Company”, “we” or the “Organization”) was formed as a direct subsidiary of Atalaya Luxco Topco S.C.A. (“Topco”). In April 2014, Topco also incorporated Atalaya Luxco PIKCo S.C.A. (“PikCo”) and on May 15, 2014 Topco contributed to PikCo: (i) all of its equity interests in its then direct subsidiary, Atalaya Luxco Midco S.à.r.l. (“Midco”), the consideration for which was an allocation to PikCo’s account “capital contributions not remunerated by shares” (the “Reserve Account”) equal to €2 million, resulting in Midco becoming a direct subsidiary of PikCo; and (ii) all of its debt interests in Midco (comprising three series of preferred equity certificates (the “Original Luxco PECs”)), the consideration for which was the issuance by PikCo to Topco of preferred equity certificates having an equivalent value. On May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of preferred equity certificates (together with the Original Luxco PECs, the “Luxco PECs”).

In connection with the completion of Atento’s initial public offering (the “IPO”) in October 2014, Topco transferred its entire interest in Midco (€31,000 of share capital) to PikCo, the consideration for which was an allocation of €31,000 to PikCo’s Reserve Account. PikCo then contributed all of the Luxco PECs to Midco (the “Contribution”), the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. Upon completion of the Contribution, the Luxco PECs were capitalized by Midco. PikCo then transferred the remainder of its interest in Midco (€12,500 of share capital) to the Company, in consideration for which the Company issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity will be allocated to the Company’s share premium account. As a result of this transfer, Midco became a direct subsidiary of the Company. The Company completed a share split (the “Share Split”) whereby it issued approximately 2,219.212 ordinary shares for each ordinary share outstanding as of September 3, 2014. The foregoing is collectively referred as the “Reorganization Transaction”.

On October 7, 2014, we completed our IPO and issued 4,819,511 ordinary shares at a price of $15.00 per share. As a result of the IPO, the Share Split and the Reorganization Transaction, we had 73,619,511 ordinary shares outstanding and owned 100% of the issued and outstanding share capital of Midco, as of November 9, 2015.

On August 4, 2015, our Board of Directors (“the Board”) approved a share capital increase and issued 131,620 shares, increasing the number of outstanding shares to 73,751,131.

On July 28, 2016, the Board approved a share capital increase and issued 157,925 shares, increasing the number of outstanding shares to 73,909,056.

On November 6, 2018, the Board approved a share capital increase and issued 1,161,870 shares, increasing the number of outstanding shares to 75,070,926.

On January 18, 2019, the Board approved a share capital increase and issued 335,431 shares, increasing the number of outstanding shares to 75,406,357.

Acquisition and Divestment Transactions

On August 4, 2016, the Company through its direct subsidiary Atento Teleservicios España entered into an agreement (the “Share Sale and Purchase Agreement”) with Intelcia Group, S.A. for the sale of 100% of Atento Morocco S.A., encompassing Atento’s operations in Morocco providing services to the Moroccan and French markets (the “Morocco Transaction”). The Morocco Transaction was consummated on September 30, 2016, upon receipt of regulatory approval. Atento’s operations in Morocco, which provide services to the Spanish market, are excluded from the Morocco Transaction and will continue operating as part of Atento Spain.

On September 2, 2016, the Company through its direct subsidiary Atento Brasil acquired 81.49%, the controlling interest of RBrasil Soluções S.A. (RBrasil).

On May 9, 2017, we announced an extended partnership with Itaú, a leading financial institution in Brazil, through which we will leverage the industry-leading capabilities of RBrasil and Atento Brasil S.A. (“Atento Brasil”) to serve Itaú’s increasing demand for end-to-end collections solutions, customer service and back office services.

On June 9, 2017, the Company, through its subsidiary, Atento Brasil, acquired 50.00002% of Interfile Serviços de BPO Ltda. and 50.00002% of Interservicer – Serviços em Crédito Imobiliário Ltda. (jointly, “Interfile”), a leading provider of BPO services and solutions, including credit origination, for the banking and financial services sector in Brazil. Through this acquisition, we expect to be able to expand our capabilities in the financial services segment, especially in credit origination, accelerate our penetration into higher value-added solutions, strengthen our leadership position in the Brazilian market and facilitate the expansion of our credit origination segment into other Latin American markets.

On June 30, 2017, we announced the signing of a strategic partnership and the acquisition of a minority stake in Keepcon, a leading provider of semantic technology-based automated customer experience management, through our subsidiary Contact US Teleservices Inc. The acquisition of a minority stake in Keepcon follows our overall strategy to develop and expand our digital capabilities. Our goal is to integrate all of our digital assets to generate additional value for clients and drive growth across verticals and geographies. We aim to turn the business disruption generated by the digital revolution into differentiated customer experience solutions generating competitive advantages for customers. We expect that the investment in Keepcon will expand the artificial intelligence and automatization capabilities of our omnichannel platform.

On May 17, 2019, the Company acquired a stake corresponding to 49.99998% of Interfile Serviços de BPO Ltda. and 49.99989% of Interservicer - Serviços em Crédito Imobiliário Ltda., now holding a 100% interest in these companies.

On June 7, 2019, the Company acquired a stake corresponding to 18.51% of the shares of R Brasil Soluções, now holding 100% of the company's shares.

Other Transactions

On August 18, 2017, Atento filed a Form F-3 with the SEC, for up to $200,000,000 Ordinary Shares and 62,660,015 Ordinary Shares Offered by the selling shareholder. In consequence, the selling shareholder may offer and sell from time to time up to 62,660,015 of Ordinary Shares, covered by the Form F-3. These Ordinary Shares will be offered in amounts, at prices and on terms to be determined at the time of their offering, if any.

On September 21, 2017, the Board of Directors approved a dividend policy for the Company with a goal of paying annual cash dividends pay-out in line with industry peers and practices. The declaration and payment of any interim dividends will be subject to approval of Atento’s corporate bodies and will be determined based upon, amongst other things, Atento’s performance, growth opportunities, cash flow, contractual covenants, applicable legal requirements and liquidity factors. The Board of Directors intends to review the dividend policy regularly and so accordingly is subject to change at any time.

On October 31, 2017, our Board of Directors declared a cash interim dividend with respect to the ordinary shares of $0.3384 per share paid on November 28, 2017 to shareholders of record as of the close on November 10, 2017.

On November 13, 2017, Atento filed a Supplemental Prospectus with the SEC, for the sale of 12,295,082 ordinary shares. After the offering Pikco owns 48,520,671 ordinary shares in Atento, representing 64.34% of the outstanding shares.

On July 26, 2018, our Board of Directors approved the share buyback program. We estimated a repurchased amount of 30 million US. Dollars. The total shares repurchased until June 30, 2019 was 1,319,773 corresponding to $8.7 million. In the three months ended June 30, 2019, we purchased 214 shares for a total amount of $0.5 million.

On April 4, 2019, Atento completed a renegotiation transaction of its financing structure throughout its subsidiary Atento Luxco 1. The Additional Notes of US$100 million were offered as additional notes under the indenture, dated as of August 10, 2017, pursuant to which the Issuer previously issued US$400 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the “Existing Notes”). The Additional Notes and the Existing Notes were treated as the same series for all purposes under the indenture and collateral agreements, each as amended and supplemented, that govern the Existing Notes and will govern the Additional Notes.

The Additional Notes were priced at 99.251% of their principal amount and will mature on August 10, 2022. The Additional Notes are guaranteed on a senior secured basis by certain of Atento's wholly owned subsidiaries. The Existing Notes and the guarantees thereto are, and the Additional Notes and the guarantees thereto will be, secured, subject to permitted liens and other limitations, by a first-priority lien on the capital stock of the Issuer, each of the guarantors and Atento Argentina S.A.

Exchange Rate Information

In this Interim Report, all references to “U.S. dollar” and “$” (USD) are to the lawful currency of the United States and all references to “Euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, all references to Brazilian Reais or “R$” (BRL), Mexican Peso (MXN), Chilean Peso (CLP), Argentinean Peso (ARS), Colombian Peso (COP) and Peruvian Nuevos Soles (PEN) are to the lawful currencies of Brazil, Mexico, Chile, Argentina, Colombia and Peru, respectively.

The following table shows the exchange rates of the U.S. dollar to these currencies for the periods and dates indicated as reported by the relevant central banks of the European Union and each country, as applicable.

	2018		2018			2019
	Average FY	December 31	Average Q3	Average nine months	September 30	Average Q3	Average nine months	September 30
Euro (EUR)	0.85	0.87	0.86	0.84	0.86	0.90	0.89	0.91
Brazil (BRL)	3.65	3.87	3.96	3.60	4.00	3.97	3.89	4.12
Mexico (MXN)	19.24	19.65	18.98	19.03	18.72	19.44	19.25	19.58
Colombia (COP)	2,995.34	3,249.75	2,961.69	2,886.12	2,989.58	3,340.81	3,239.01	3,399.62
Chile (CLP)	641.38	695.69	663.19	628.63	661.50	705.50	685.40	717.21
Peru (PEN)	3.29	3.38	3.29	3.26	3.30	3.34	3.33	3.36
Argentina (ARS)	28.12	37.70	32.09	25.11	41.25	50.56	44.51	56.46

SELECTED HISTORICAL FINANCIAL INFORMATION

The consolidated financial information of Atento are the consolidated results of operations of Atento for the three and nine months ended September 30, 2018 and 2019.

We present our historical financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The unaudited interim consolidated financial information for the nine months ended September 30, 2019 (the “interim consolidated financial information”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting.

As described in Note 2 of the interim consolidated financial information, included elsewhere in this document, the accounting policies adopted in preparation of this interim consolidated financial information are consistent with those followed in the preparation of the consolidated annual financial statements for the year ended December 31, 2018, except for the IFRS 16 and IFRIC 23 adopted since January 1, 2019.

Rounding

Certain numerical figures set out in this Interim Report, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this Interim Report may vary slightly from the actual arithmetic totals of such data. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in “Summary Consolidated Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are calculated using the numerical data in the financial statements or the tabular presentation of other data (subject to rounding) contained in this Interim Report, as applicable, and not using the numerical data in the narrative description thereof.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The following tables present a summary of the consolidated historical financial information for the periods as of the dates indicated and should be read in conjunction with the section of this document entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Financial Information” included elsewhere in this document.

	As of and for the three months ended September 30,		Change (%)	Change excluding FX (%)	As of and for the nine months ended September 30,		Change (%)	Change excluding FX (%)
($ in millions)	2018	2019			2018	2019
	(unaudited)				(unaudited)
Revenue	432.6	412.3	(4.7)	3.0	1,396.4	1,290.1	(7.6)	2.6
(Loss)/profit from continuing operations	3.1	1.3	(59.2)	(105.2)	5.4	(51.1)	N.M.	N.M.
(Loss)/profit for the period	3.1	1.3	(59.2)	(105.2)	5.4	(51.1)	N.M.	N.M.
EBITDA (1)	46.9	48.1	2.7	4.7	145.8	132.7	(9.0)	(0.6)
Adjusted EBITDA (1)	46.9	48.1	2.7	4.7	145.8	132.7	(9.0)	(0.6)
Adjusted Earnings (2)	18.7	2.0	(89.2)	N.M.	41.9	(3.5)	(108.4)	N.M.
Adjusted Earnings per share (in U.S. dollars) (3)	0.25	0.03	(88.9)	N.M.	0.57	(0.05)	(108.4)	N.M.
Adjusted Earnings attributable to Owners of the parent (2)	18.4	2.0	(89.0)	N.M.	40.5	(4.1)	(110.2)	N.M.
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (3)	0.25	0.03	(88.9)	N.M.	0.55	(0.06)	(110.2)	N.M.
Payments for acquisition of property, plant, equipment and intangible assets (4)	(9.6)	(10.6)	8.3	30.1	(38.3)	(48.83)	(13.2)	(3.2)
Total Debt	458.0	670.4	46.4	47.2	458.0	670.4	46.4	47.2
Cash and cash equivalents	97.7	105.5	8.0	16.9	97.7	105.5	8.0	16.9
Net debt with third parties (5)	360.2	564.8	56.8	54.7	360.2	564.8	56.8	54.7
Balance sheet data:
Total assets	1,210.1	1,296.4			1,210.1	1,296.4
Equity	316.8	230.8			316.8	230.8
Capital stock	0.048	0.049			0.048	0.049
Number of shares	73,909,056	75,406,357			73,909,056	75,406,357

N.M. means not meaningful

(1)      In considering the financial performance of the business, our management analyzes the financial performance measures of EBITDA and Adjusted EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance expense, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude certain acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing fees, and other items not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the year/period from continuing operations.

           We believe EBITDA and Adjusted EBITDA are useful metrics for investors to understand our results of continuing operations and profitability because they permit investors to evaluate our recurring profitability from underlying operating activities. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. We believe Adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of continuing operations.

           EBITDA and Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

           EBITDA and Adjusted EBITDA have limitations as analytical tools. These measures are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not necessary comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)” for a reconciliation of profit/(loss) for the periods from continuing operations to EBITDA and Adjusted EBITDA.

(2)      In considering the Company’s financial performance, our management analyzes the performance measure of Adjusted Earnings. Adjusted Earnings is defined as profit/(loss) for the periods from continuing operations adjusted for certain amortization of acquisition related intangible assets, restructuring costs, asset impairments and other non-ordinary expenses, site relocation costs, net foreign exchange impacts and their tax effects. Adjusted Earnings is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted Earnings is profit/(loss) for the periods from continuing operations.

           We believe Adjusted Earnings is a useful metric for investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year returns, such as income tax expense and net finance costs.

           Our management uses Adjusted Earnings to (i) provide senior management with monthly reports of our operating results; (ii) prepare strategic plans and annual budgets; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

           Adjusted Earnings is defined to exclude items that are not related to our core results of operations. Adjusted Earnings measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted Earnings related performance measure when reporting their results.

           Adjusted Earnings has limitations as an analytical tool. Adjusted Earnings is neither a presentation made in accordance with IFRS nor a measure of financial condition or liquidity and should not be considered in isolation or as an alternative to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. Adjusted Earnings is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Reconciliation of Adjusted Earnings to profit/(loss)” for a reconciliation of Adjusted Earnings to our profit/(loss) for the period from continuing operations.

(3)      Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding of 73,601,478 and 72,139,539 for the three months ended in September 30, 2018 and 2019, respectively. 73,885,474 and 73,532,509, as of for the nine months ended September 30, 2018 and 2019.

(4)      Payments for acquisition of property, plant, equipment and intangible assets represent the cash disbursement for the period.

(5)      Impact in September 30, 2019 application of IFRS 16 (former operating leases not related to short-term or low-value leases are now shown as debt) was $145.1 million.

In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments.

Net debt with third parties has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt with third parties is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Financing Arrangements” for a reconciliation of total debt to net debt with third parties utilizing IFRS reported balances obtained from the financial information included elsewhere in this Interim Report. The most directly comparable IFRS measure to net debt with third parties is total debt.

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2018	2019	2018	2019
	(unaudited)

(Loss)/profit from continuing operations	3.1	1.3	5.4	(51.1)
Net finance expense	18.3	13.8	59.8	50.2
Income tax expense (a)	3.8	2.3	8.9	34.2
Depreciation and amortization	21.8	30.8	71.7	99.4
EBITDA (non-GAAP) (unaudited) (*)	46.9	48.1	145.8	132.7
Adjusted EBITDA (non-GAAP) (unaudited) (*)	46.9	48.1	145.8	132.7

(*)   For the three months ended September 30, 2019, the EBITDA was positively impacted in $10.6 million due to the first application of IFRS 16. Excluding IFRS 16 impact, three months ended September 30, 2019 EBITDA was $37.6 million. Depreciation and finance costs were negatively impacted in $9.5 million and $3.8 million respectively due to the application of the IFRS 16. For the nine months ended September 30, 2019, the EBITDA was positively impacted in $40.3 million due to the first application of IFRS 16. Excluding IFRS 16 impact, the nine months ended September 30, 2019 EBITDA was $92.5 million. Depreciation and finance costs were negatively impacted in $32.4 million and $13.0 million respectively due to the application of the IFRS 16.

 (a)   In first quarter of 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.8 million.

       Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019, was negatively affected by $37.8 million.

Reconciliation of Adjusted Earnings to profit/(loss):

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2018	2019	2018	2019
	(unaudited)
(Loss)/profit from continuing operations	3.1	1.3	5.4	(51.1)
Amortization of acquisition related intangible assets (a)	5.1	3.7	16.1	15.1
Change in fair value of financial instruments (b)	5.9	-	-	-
Net foreign exchange gain/(loss)	9.3	(1.0)	31.1	2.1
Tax effect (c)	(4.6)	(1.3)	(10.7)	30.3
Other	-	(0.6)	-	-
Total of add-backs (*)	15.7	0.8	36.5	47.5
Adjusted Earnings (non-GAAP) (unaudited)	18.7	2.0	41.9	(3.5)
Adjusted Earnings per share (in U.S. dollars) (**) (unaudited)	0.25	0.03	0.57	(0.05)
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	18.4	2.0	40.5	(4.1)
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (**) (unaudited)	0.25	0.03	0.55	(0.06)

     *We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

(a)     Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.

(b)     Since April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge is recognized in other comprehensive income (equity) as from that date. The gains or losses related to the ineffective portion are recognized in the statements of operations and for comparability, and those adjustments are added back to calculate Adjusted Earnings.

(c)     The tax effect represents the impact of the taxable adjustments based on tax nominal rate by country. For the three months ended September 30, 2018 and 2019, the effective tax rate after moving non-recurring items was 31.0% and 61.7%, respectively. For the nine months ended September 30, 2018 and 2019, the effective tax rate after moving non-recurring items is 31.9% and 1012,7%, respectively.

In first quarter of 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.8 million.

Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019, was negatively affected by $37.8 million.

 (**)      Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding of 73,601,478 and 72,139,539 for the three months ended in September 30, 2018 and 2019, respectively. 73,885,474 and 73.532.509, as of for the nine months ended September 30, 2018 and 2019.

Financing Arrangements

Only our Senior Secured Notes agreement contain financial ratios as instrument to monitor the Company’s financial condition to pay interest expenses and dividends. The following is a brief description.

1.     Fixed Charge Coverage Ratio (applies to Atento S.A.) – measures the Company’s ability to pay interest expenses and dividends (fixed charges) in relation to EBITDA, as described in the debt agreements. The contractual ratio indicates that the EBITDA for the last twelve months should represent at least 2 times the fixed charge of the same period. As of September 30, 2019, the current ratio was 3.8 times. This financial covenant applies only as a restriction for certain actions (e.g. issue a new debt) and, if breached, will not trigger a default or an event of default.

The Company regularly monitors the financial ratios under the debt agreement. As of September 30, 2019, we were in compliance with the terms of our covenants.

Net debt with third parties as of September 30, 2018 and 2019 is as follow:

	As of September 30,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2018	2019
	(unaudited)
Cash and cash equivalents	97.7	105.5
Debt:
Senior Secured Notes	393.3	493.5
Brazilian Debentures	16.2	-
BNDES	27.9	1.2
Financial Lease Payables (3)	6.2	148.2
Other Borrowings	14.3	27.5
Total Debt	458.0	670.4
Net Debt with third parties (1) (unaudited)	360.2	564.8
Adjusted EBITDA LTM (2) (non-GAAP) (unaudited)	200.9	171.7
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.8x	3.3x

(1)     In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(2)     Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations. Excluding IFRS 16 and extraordinary items, the Net Debt is $419.8 million and EBITDA LTM $167.4 million, so leverage was 2,5x.

(3)     Consider the impact in September 30, 2019 of application of IFRS 16 (former operating leases not related to short-term or low-value leases are now shown as debt) was $145.1 million and $3.1 million of other financial leases.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Form 6-K providing quarterly and annual information contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995, relating to our operations, expected financial position, results of operation, and other business matters that are based on our current expectations, assumptions, and projections with respect to the future, and are not a guarantee of performance. In this Report, when we use words such as “may,” “believe,” “plan,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “project,” “would,” “could,” “target,” or similar expressions, or when we discuss our strategy, plans, goals, initiatives, or objectives, we are making forward-looking statements.

We caution you not to rely unduly on any forward-looking statements. Actual results may differ materially from what is expressed in the forward-looking statements, and you should review and consider carefully the risks, uncertainties and other factors that affect our business and may cause such differences.

The forward-looking statements are based on information available as of the date that this Form 6-K furnished with the United States Securities and Exchange Commission (“SEC”) and we undertake no obligation to update them. Such forward–looking statements are based on numerous assumptions and developments that are not within our control. Although we believe these forward-looking statements are reasonable, we cannot assure you they will turn out to be correct.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and the results of operations is based upon and should be read in conjunction with the consolidated financial information of Atento.

Factors which could cause or contribute to such difference, include, but are not limited to, those discussed elsewhere in this Report, particularly under “Cautionary Statement with respect to Forward-Looking Statements” and the section entitled “Risk Factors” in the Form 20-F.

Overview

Atento is the largest provider of customer-relationship management and business-process outsourcing (“CRM BPO”) services and solutions in Latin America (“LatAm”) and Spain, and the third largest provider by revenue globally. Atento’s tailored CRM BPO solutions are designed to enable our client’s ability to deliver a high-quality product by creating a best-in-class experience for their customers, enabling our clients to focus on operating their core businesses. Atento utilizes its industry expertise commitment to customer care, and consultative approach, to offer superior and scalable solutions across the entire value chain for customer care, customizing each solution to the individual client’s needs.

We offer a comprehensive portfolio of customizable, and scalable, solutions including front and back-end services ranging from sales, applications-processing, customer care and credit-management. We leverage our deep industry knowledge and capabilities to provide industry-leading solutions to our clients. We provide our solutions to over 400 clients via over 150,000 highly engaged customer care specialists facilitated by our best-in-class technology infrastructure and multi-channel delivery platform. We believe we bring a differentiated combination of scale, capacity for processing client’s transactions, and industry expertise to our client’s customer care operations, which allow us to provide higher-quality and lower cost customer care services than our clients could deliver on their own.

We operate in 13 countries worldwide and organize our business into three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the nine months ended September 30, 2019, Brazil accounted for 49.0% of our revenue, Americas accounted for 38.2% of our revenue and EMEA accounted for 13.6% of our revenue (in each case, before holding company level revenue and consolidation adjustments). For the three months ended September 30, 2019, Brazil accounted for 49.4% of our revenue, Americas accounted for 38.7% of our revenue and EMEA accounted for 12.6% of our revenue (in each case, before holding company level revenue and consolidation adjustments).

Our number of workstations increased from 91,717 as of September 30, 2018 to 92,808 as of September 30, 2019.

The following table shows the number of workstations and delivery centers in each of the jurisdictions in which we operated as of September 30, 2018 and 2019:

	Number of Workstations		Number of Service Delivery Centers (1)
	2018	2019	2018	2019

Brazil	49,076	49,839	34	33
Americas	37,220	37,648	52	48
Argentina (2)	4,356	4,363	12	12
Central America (3)	2,358	2,335	4	3
Chile	2,932	2,835	4	4
Colombia	8,450	8,974	10	9
Mexico	9,223	9,487	15	14
Peru	8,548	8,451	4	3
United States (4)	1,353	1,203	3	3
EMEA	5,421	5,321	15	15
Spain	5,421	5,321	15	15
Total	91,717	92,808	101	96

(1) Includes service centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.
(2) Includes Uruguay
(3) Includes Guatemala and El salvador.
(4) Includes Puerto Rico

For the three and nine months ended September 30, 2019, revenue generated from our 15 largest client groups represented 72.6% and 74.2% of our revenue, respectively, as compared to 74.5% and 75.1%, respectively, in the same period in the prior year. Excluding revenue generated from the Telefónica Group, for the three and nine months ended September 30, 2019 our next 15 largest client groups represented 40.0% and 39.1%, respectively, as compared to 37.6% and 37.7%, respectively, in the same period in the prior year.

For the nine months ended September 30, 2019, telecommunications represented 42.4% of our revenue and financial services represented 36.0% of our revenue, compared to 46.4% and 34.2%, respectively, for the same period in 2018. Additionally, during the nine months ended September 30, 2018 and 2019 the sales by service were:

	For the nine months ended September 30,
	2018	2019
Customer Service	50.8%	52.2%
Sales	17.4%	16.9%
Collection	8.0%	7.7%
Back Office	13.0%	12.6%
Technical Support	7.1%	6.6%
Others	3.7%	4.0%
Total	100.0%	100.0%

During the three months ended September 30, 2019, telecommunications represented 39,9% of our revenue and financial services represented 35.8% of our revenue, compared to 46.2% and 35.9%, respectively, for the same period in 2018. Additionally, during the three months ended September 30, 2018 and 2019 3the sales by service were:

	For the three months ended September 30,
	2018	2019
Customer Service	50.6%	53.0%
Sales	18.3%	16.9%
Collection	8.2%	7.4%
Back Office	13.1%	12.8%
Technical Support	6.3%	6.2%
Others	3.5%	3.7%
Total	100.0%	100.0%

Average headcount

The average headcount in the Atento Group in the nine months ended September 30, 2018 and 2019, is presented as follows:

	September 30,
	2018	2019
	(unaudited)
Brazil	81,198	80,796
Central America	5,090	4,838
Chile	5,841	5,637
Colombia	8,838	8,814
Spain	11,105	12,206
Mexico	17,326	16,807
Peru	14,771	12,490
Puerto Rico	436	589
United States	518	423
Argentina and Uruguay	8,283	7,570
Corporate	71	143
Total	153,477	150,313

Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2018 and 2019

($ in millions, except percentage changes)	For the three months ended September 30,		Change (%)	Change excluding FX (%)	For the nine months ended September 30,		Change (%)	Change excluding FX (%)
	2018	2019			2018	2019
	(unaudited)				(unaudited)
Revenue	432.6	412.3	(4.7)	3.0	1,396.4	1,290.1	(7.6)	2.6
Other operating income	7.2	8.2	13.3	13.7	15.1	9.6	(36.3)	(35.8)
Operating expenses:
Supplies	(19.5)	(17.4)	(10.8)	(6.6)	(54.2)	(49.3)	(9.1)	(2.6)
Employee benefit expenses	(321.5)	(312.7)	(2.7)	5.9	(1,046.3)	(986.7)	(5.7)	5.1
Depreciation (2)	(12.3)	(17.8)	44.5	50.5	(31.8)	(59.4)	86.9	101.6
Amortization	(9.4)	(13.1)	39.0	45.0	(39.8)	(39.9)	0.3	8.7
Changes in trade provisions	(0.3)	(1.9)	N.M.	N.M.	(0.4)	(3.4)	N.M.	N.M.
Other operating expenses (3)	(51.5)	(40.3)	(21.8)	(14.9)	(164.8)	(127.6)	(22.6)	(13.7)
Total operating expenses	(414.7)	(403.1)	(2.8)	5.4	(1,337.4)	(1,266.4)	(5.3)	5.2
Operating profit	25.2	17.3	(31.2)	(32.0)	74.1	33.3	(55.0)	(52.0)
Finance income (4)	0.8	0.2	(80.1)	(80.3)	2.2	4.6	109.3	128.8
Finance costs (5)	(3.9)	(15.0)	N.M.	N.M.	(30.9)	(52.7)	70.5	85.2
Change in fair value of financial instruments	(5.9)	-	(100.0)	(100.0)	-	-	N.M.	N.M.
Net foreign exchange loss	(9.3)	1.0	(111.2)	(114.2)	(31.1)	(2.1)	(93.1)	(91.0)
Net finance expense	(18.3)	(13.8)	(24.8)	(3.6)	(59.8)	(50.2)	(16.0)	(0.3)
Profit before income tax	6.9	3.5	(48.3)	(80.8)	14.3	(16.9)	N.M.	N.M.
Income tax (expense)/benefit	(3.8)	(2.3)	(39.9)	(51.8)	(8.9)	(34.2)	N.M.	N.M.
(Loss)/profit for the period	3.1	1.3	(59.2)	(105.2)	5.4	(51.1)	N.M.	N.M.
(Loss)/profit attributable to:
Owners of the parent	2.7	1.3	(53.1)	(104.3)	4.0	(51.7)	N.M.	N.M.
Non-controlling interest	0.4	-	(100.0)	(100.0)	1.5	0.6	(59.1)	N.M.
(Loss)/profit for the period	3.1	1.3	(59.2)	(105.2)	5.4	(51.1)	N.M.	N.M.
Other financial data:
EBITDA (1) (unaudited)	46.9	48.1	2.7	4.7	145.8	132.7	(9.0)	(0.6)
Adjusted EBITDA (1) (unaudited)	46.9	48.1	2.7	4.7	145.8	132.7	(9.0)	(0.6)

(1)             For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

(2)             Due to the initial application of IFRS 16 the depreciation was negatively impacted in $9.5 million and $32.4 million for three months and nine months ended in September 30, 2019, respectively.

(3)             Due to the initial application of IFRS 16 the other operating costs was positive impacted in $10.6 million and $40.2 million  for three months and nine months ended in September 30, 2019, respectively.

(4)             For the three months and nine months ended in September 30, 2019 contains an impact of $1.3 million and $1.2 million due to the application of the IAS 29 - Financial Reporting in Hyperinflationary Economies and related impacts under the application of IAS 21 - The Effects of Changes in Foreign Exchange Rates for Argentina, respectively.

(5)             Due to the initial application of IFRS 16 the finance costs was negatively impacted in $3.8 million and $13.0 million for the three and nine months ended, respectively.

N.M. means not meaningful

Consolidated Statements of Operations by Segment for the Three and Nine Months Ended September 30, 2018 and 2019

($ in millions, except percentage changes)	For the three months ended September 30,		Change (%)	Change Excluding FX (%)	For the nine months ended September 30,		Change (%)	Change Excluding FX (%)
	2018	2019			2018	2019
	(unaudited)
Revenue:
Brazil	204.4	203.8	(0.3)	0.1	664.5	632.5	(4.8)	3.2
Americas	174.1	159.6	(8.3)	9.6	558.2	493.1	(11.7)	2.3
EMEA	55.7	52.1	(6.5)	(2.2)	181.0	175.4	(3.1)	3.1
Other and eliminations (1)	(1.5)	(3.2)	113.9	127.0	(7.3)	(10.9)	49.3	57.0
Total revenue	432.6	412.3	(4.7)	3.0	1,396.4	1,290.1	(7.6)	2.6
Operating expenses:
Brazil	(196.0)	(196.5)	0.2	0.6	(645.2)	(616.3)	(4.5)	3.6
Americas	(172.8)	(155.8)	(9.9)	8.0	(540.8)	(485.7)	(10.2)	4.1
EMEA	(54.5)	(58.2)	6.7	11.7	(177.9)	(179.6)	1.0	7.4
Other and eliminations (1)	8.7	7.3	(16.1)	(17.8)	26.5	15.3	(42.2)	(38.6)
Total operating expenses	(414.7)	(403.1)	(2.8)	5.4	(1,337.4)	(1,266.4)	(5.3)	5.2
Operating profit/(loss):
Brazil	10.9	7.6	(29.8)	(29.6)	22.0	16.6	(24.5)	(19.0)
Americas	5.7	4.1	(28.5)	(29.5)	29.2	8.1	(72.1)	(71.4)
EMEA	1.5	1.4	(3.8)	(1.3)	3.8	4.0	5.9	12.9
Other and eliminations (1)	7.1	4.2	(41.2)	(43.3)	19.2	4.6	(76.2)	(74.5)
Total operating profit	25.2	17.3	(31.2)	(32.0)	74.1	33.3	(55.0)	(52.0)
Net finance expense:
Brazil	(8.4)	(15.1)	79.4	80.6	(26.7)	(36.0)	34.7	46.2
Americas	(7.9)	(4.9)	(37.3)	16.2	(18.3)	(14.5)	(20.6)	26.1
EMEA	(0.7)	-	(100.6)	(100.6)	(1.7)	(0.8)	(51.9)	(48.1)
Other and eliminations (1)	(1.3)	6.3	N.M.	N.M.	(13.2)	1.1	(108.3)	(108.4)
Total net finance expense	(18.3)	(13.8)	(24.8)	(3.6)	(59.8)	(50.2)	(16.0)	(0.4)
Income tax benefit/(expense):
Brazil	(1.1)	3.1	N.M.	N.M.	2.0	6.1	N.M.	N.M.
Americas	(0.7)	(1.0)	44.5	(36.4)	(4.3)	(2.8)	(35.6)	(47.2)
EMEA	-	(1.5)	N.M.	N.M.	(0.6)	(3.1)	N.M.	N.M.
Other and eliminations (1)(3)	(2.0)	(2.8)	40.7	46.4	(6.0)	(34.3)	N.M.	N.M.
Total income tax (expense)/benefit	(3.8)	(2.3)	(39.9)	(51.8)	(8.9)	(34.2)	N.M.	N.M.
Profit/(loss) for the period:
Brazil	1.4	(4.4)	N.M.	N.M.	(2.7)	(13.3)	N.M.	N.M.
Americas	(2.8)	(1.8)	(34.6)	149.3	6.7	(9.2)	N.M.	N.M.
EMEA	0.7	(0.1)	(118.5)	(117.5)	1.5	0.1	(95.0)	(94.7)
Other and eliminations (1)	3.8	7.7	101.6	81.7	-	(28.7)	N.M.	N.M.
(Loss)/profit for the period	3.1	1.3	(59.2)	(105.2)	5.4	(51.1)	N.M.	N.M.
Profit/(loss) attributable to:
Owners of the parent	2.7	1.3	(53.1)	(78.8)	4.0	(51.7)	N.M.	N.M.
Non-controlling interest	0.4	-	(100.0)	(100.0)	1.5	0.6	(59.1)	N.M.
Other financial data:
EBITDA (2):
Brazil	22.2	23.9	7.6	7.9	59.6	70.2	17.7	27.3
Americas	13.7	15.3	11.6	20.5	55.2	43.5	(21.2)	(11.9)
EMEA	3.8	4.7	24.0	29.5	11.2	13.9	24.1	32.1
Other and eliminations (1)	7.2	4.3	(41.0)	(43.2)	19.8	5.1	(74.0)	(72.2)
Total EBITDA (unaudited)	46.9	48.1	2.7	4.7	145.8	132.7	(9.0)	(0.6)
Adjusted EBITDA (2):
Brazil	24.3	27.7	13.8	14.2	69.8	82.0	17.4	27.3
Americas	19.7	17.5	(11.2)	(3.8)	66.8	49.8	(25.4)	(16.6)
EMEA	5.7	5.9	4.3	9.1	16.7	17.8	6.3	13.1
Other and eliminations (1)	(2.8)	(3.0)	5.7	58.6	(7.5)	(16.8)	124.2	N.M.
Total Adjusted EBITDA (unaudited)	46.9	48.1	2.7	4.7	145.8	132.7	(9.0)	(0.6)

(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

(2)    For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

N.M. means not meaningful

(3)    In first quarter 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.8 million.

Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019, was negatively affected by $37.8 million.

Three Months Ended September 30, 2018 Compared to Three Months Ended September 30, 2019

Revenue

Revenue decreased by $ 20.3 million, or 4.7%, from $432.6 million for the three months ended September 30, 2018 to $412.3 million for the three months ended September 30, 2019. Excluding the impact of foreign exchange, revenue increased 3.0%, due to higher revenues from multisector customers in all regions.

Multisector presented a revenue increase of $4.2 million, or 1.6%, from $266.3 million for the three months ended September 30, 2018 to $270.6 million for the three months ended September 30, 2019. Excluding the impact of foreign exchange, revenue from multisector clients increased 9.4%, with growth in all regions, especially due to new contracts in Brazil, including born-digital companies, Mexico, Spain and Colombia.

Revenue from Telefónica decreased by $24.6 million, or 14.8%, from $166.3 million for the three months ended September 30, 2018 to $141.7 million for the three months ended September 30, 2019. Excluding the impact of foreign exchange, revenue from Telefónica clients decreased 7.3%, due to lower volumes in Brazil, Peru and Chile.

For the three months ended September 30, 2019, revenue from multisector clients was 65.6% of total revenue, compared to 61.6% for the three months ended September 30, 2018, an increase of 4.0 percentage point.

The following chart sets forth a breakdown of revenue by geographical region for the three months ended September 30, 2018 and 2019 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the three months ended September 30,
($ in millions, except percentage changes)	2018	(%)	2019	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	204.4	47.2	203.8	49.4	(0.3)	0.1
Americas	174.1	40.2	159.6	38.7	(8.3)	9.6
EMEA	55.7	12.9	52.1	12.6	(6.5)	(2.2)
Other and eliminations (1)	(1.5)	(0.3)	(3.2)	(0.8)	113.9	127.0
Total	432.6	100.0	412.3	100.0	(4.7)	3.0

(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the three months ended September 30, 2018 and 2019 was $204.4 million and $203.8 million, respectively, a decrease of $0.5 million, or 0.3%. Excluding the impact of foreign exchange, revenue increased by 0.1%, with growth in multisector revenues, offset by decrease in Telefónica revenues. Revenue from multisector clients increased 3.7%, driven by higher volumes in existing contracts and kick -in of new contracts with born-digital and healthcare companies. Excluding the impact of foreign exchange revenue from Telefónica decreased by 8.6%, due to lower volumes.

Americas

Revenue in Americas for the three months ended September 30, 2018 and 2019 was $174.1 million and $159.6 million, respectively, a decrease of $14.5 million, or 8.3%. Excluding the impact of foreign exchange, revenue increased 9.6%, with growth in multisector revenues, offset by decrease in Telefónica revenues. Revenue from multisector clients increased by 18.6%, due to higher volumes from new contracts in Mexico and Colombia. Revenues from Telefónica decreased by 3.1%, driven by lower volumes in Peru and Chile.

EMEA

Revenue in EMEA for the three months ended September 30, 2018 and 2019 was $55.7 million and $52.1 million, respectively, a decrease of $3.6 million, or 6.5%. Excluding the impact of foreign exchange, revenue decreased 2.2%. Excluding the impact of foreign exchange, revenue from multisector clients increased by 15.1%, supported by higher volumes mainly in the utilities sector and with new contracts with existing customers. Revenue from Telefónica decrease by 13.9% on unusual volume decline, which is not expected to continue.

Other operating income

Other operating income totaled $7.2 million for the three months ended September 30, 2018, which includes $3.6 million of partial insurance indemnity from Puerto Rico, and $8.2 million for the three months ended September 30, 2019.

 Total operating expenses

Total operating expenses decreased by $ 11.6 million, or 2.8%, from $414.7 million for the three months ended September 30, 2018 to $403.1 million for the three months ended September 30, 2019. Excluding the impact of foreign exchange, operating expenses increased by 5.4%, mainly due to extraordinary items related to programs to adjust operations and improve efficiencies.  As a percentage of revenue, operating expenses represented 95.9% and 97.8% for the three months ended September 30, 2018 and 2019, respectively.

Supplies: Supplies expenses decreased by $2.1 million, or 10.8%, from $19.5 million for the three months ended September 30, 2018 to $17.4 million for the three months ended September 30, 2019. Excluding the impact of foreign exchange, supplies expenses decreased by 6.6% mainly in Americas and Brazil. As a percentage of revenue, supplies represented 4.2% for the three months ended September 30, 2019 and 4.5%  three months ended September 30, 2018.

Employee benefit expenses: Employee benefit expenses decreased by $8.8 million, or 2.7%, from $321.5 million for the three months ended September 30, 2018 to $312.7 million for the three months ended September 30, 2019. Excluding the impact of foreign exchange, employee benefit expenses increased by 5.9% above revenue growth, due to a part of the extraordinary items as explained above. As a percentage of revenue, employee benefit expenses represented 74.3% and 75.8% for the three months ended September 30, 2018 and 2019, respectively.

 Depreciation and amortization: Depreciation and amortization expenses increased by $9.1 million, or 42.1%, from $21.7 million for the three months ended September 30, 2018 to $30.8 million for the three months ended September 30, 2019. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 45.7% mainly due to the $9.5 million impact of adopting IFRS 16 in 2019.

Changes in trade provisions: Changes in trade provisions changed from a loss of $ (0.3) million for the three months ended September 30, 2018  to a loss of $1.9 for the three months ended September 30, 2019.

Other operating expenses: Other operating expenses decreased by $11.2 million, or 21.8%, from $51.5 million for the three months ended September 30, 2018 to $40.3 million for the three months ended September 30, 2019. Excluding the impact of foreign exchange, other operating expenses decreased by 14.9% positively impacted by $10.6 million from the new accounting rule (IFRS 16) which recognizes leases and rental as financial expenses, instead of operating expenses. As a percentage of revenue, other operating expenses totaled 11.9% and 9.8% for the three months ended September 30, 2018 and 2019, respectively.

Brazil

Total operating expenses in Brazil increased by $0.5 million, or 0.2%, from $196.0 million for the three months ended September 30, 2018 to $196.5 million for the three months ended September 30, 2019. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 0.6%, above revenue growth, impacted by part of extraordinary items. Therefore, operating expenses as a percentage of revenue increased 0,5 percentage points from 95.9% to 96.4%, for the three months ended September 30, 2018 and 2019, respectively.

Americas

Total operating expenses in Americas decreased by $17.1 million, or 9.9%, from $172.8 million for the three months ended September 30, 2018 to $155.8 million for the three months ended September 30, 2019. Excluding the impact of foreign exchange, operating expenses increased by 8.0%, impacted by part of the extraordinary items. Operating expenses as a percentage of revenue decreased from 99.3% to 97.6%, for the three months ended September 30, 2018 and 2019, respectively.

EMEA

Total operating expenses in EMEA increased by $3.7 million, or 6.7%, from $54.5 million for the three months ended September 30, 2018 to $58.2 million for the three months ended September 30, 2019. Excluding the impact of foreign exchange, operating expenses increased by 11.7%, reflecting part of the extraordinary items, mentioned above.

Operating profit

Operating profit decreased by $7.8 million, from $25.2 million for the three months ended September 30, 2018 to $17.3 million for the three months ended September 30, 2019. Excluding the impact of foreign exchange, operating profit decreased 32.0%. Operating profit margin decreased 1.6 percentage points from 5.8% for the three months ended September 30, 2018 to 4.2% for the three months ended September 30, 2019. Operating profit for the three months ended in September 30, 2019 was impacted by $4.5 million in extraordinary items.

Brazil

Operating profit in Brazil decreased by $3.2 million, from $10.9 million for the three months ended September 30, 2018 to $7.6 million for the three months ended September 30, 2019. Excluding the impact of foreign exchange, operating profit decreased by 29.6%. Operating profit margin in Brazil decreased from 5.3% for three months ended September 30, 2018 to 3.7% for the three months ended September 30, 2019, due to impacts mentioned above.

Americas

Operating profit in Americas decreased by $1.6 million, from $5.7 million for the three months ended September 30, 2018, to $4.1 million for the three months ended September 30, 2019. Excluding the impact of foreign exchange, operating profit decreased by 29.5%. Operating profit margin decreased from 3.3% for the three months ended September 30, 2018 to 2.6% for the three months ended September 30, 2019, due to impacts mentioned above.

 EMEA

Operating profit in EMEA decreased by $0.1 million, from $1.5 million for the three months ended September 30, 2018 to $1.4 million for the three months ended September 30, 2019. Excluding the impact of foreign exchange, operating profit decreased by 1.3%, due to impacts mentioned above. Operating profit margin improved from 2.6% to 2.7%.

Finance income

Finance income was $0.2 million for the three months ended September 30, 2019, compared to $0.8 million for the three months ended September 30, 2018. Excluding the impact of foreign exchange, finance income decreased by 80.3% during the three months ended September 30, 2019 mainly due to lower average cash position.

Finance costs

Finance costs increased by $10.8 million, from $3.9 million for the three months ended September 30, 2018 to $15.0 million for the three months ended September 30, 2019. Excluding the impact of foreign exchange, finance costs increased by 292% during the three months ended September 30, 2019. The increase in finance costs was driven by $3.8 million from the new accounting rule (IFRS 16) adopted in 2019 and $5.2 million interest expenses resulting from the bond re-tap and higher use of revolving credit lines.

Change in fair value of financial instruments

Changes in fair value of financial instruments decreased by $5.9 million for the three months ended September 30, 2019 compared to the same period of previous year, as a result of the adoption of hedge accounting for the BRL-USD Cross Currency Swap in 2019.

Net foreign exchange gain/(loss)

Net foreign exchange loss changed by $10.3 million, from a loss of $9.3 million for the three months ended September 30, 2018 to a gain of $1.0 million for the three months ended September 30, 2019. This gain in the three months ended September 30, 2019 was mainly due to the depreciation of the Euro (EUR) and the Peruvian Sol (PEN) against the U.S. dollar that impacted our intercompany balances and therefore has no significant cash effect.

Income tax expense

Income tax expense for the three months ended September 30, 2018 and 2019 was an expense of $3.8 million and an expense of $2.3 million, respectively. This change is due lower profit before income tax in the third quarter of 2019.

 Profit/(loss) for the period

Profit for the three months ended September 30, 2018 was a $3.1 million and, for the three months ended September 30, 2019, we had a loss of $1.3 million, as a result of the factors discussed above.

EBITDA and Adjusted EBITDA

EBITDA increased by $1.2 million, or 2.7%, from $46.9 million for the three months ended September 30, 2018 to $48.1 million for the three months ended September 30, 2019. Excluding the impact of foreign exchange EBITDA increased by 4.7%, reflecting the positive effect of $10.6 million from the initial application of IFRS 16, partially offset by the $4.5 million extraordinary items.

Excluding the impact of foreign exchange, the effect of the initial application of IFRS 16 and the extraordinary items, EBITDA margin for the three months ended September 30, 2019 was 10.2%, a 20bps increase compared to a 10.0% normalized EBITDA margin in the three months ended September 30, 2018. On a sequential bases, EBITDA margin improved 1.2 percentage points when compared to the three months ended June 30, 2019, with Three Horizon Plan gaining traction.

Brazil

Adjusted EBITDA increased by $3.4 million, or 13.8%, from $24.3 million for the three months ended September 30, 2018 to $27.7 million for the three months ended September 30, 2019, which includes $7.2 million positive impact of the initial application of IFRS 16 and $3.9 million negative impact from extraordinary items. Excluding the impact of foreign exchange, Adjusted EBITDA increased by 14.2%.

Excluding the impact of foreign exchange, the effect of the initial application of IFRS 16 and the extraordinary items, Adjusted EBITDA margin for the three months ended September 30, 2019 increased 0.1 percentage points to 12.0% from 11.9% in the three months ended September 30, 2018, due to higher profitability with multisector customers, offset by lower profitability with Telefónica. On a sequential basis, normalized Adjusted EBITDA margin increased 0.5 p.p. reflecting positive impacts of new revenue with better profitability from programs with born-digital companies.

Americas

Adjusted EBITDA in Americas decreased by $2.2 million, or 11.2%, from $19.7 million for the three months ended September 30, 2018 to $17.5 million for the three months ended September 30, 2019 which includes $3.0 million positive impact of the initial application of IFRS 16 and $5.3 million negative impact from extraordinary items. Excluding the impact of foreign exchange, Adjusted EBITDA decreased by 3.8%.

Excluding the impact of foreign exchange, the effect of the initial application of IFRS 16 and the extraordinary items, Adjusted EBITDA margin for the three months ended September 30, 2019 was 12.4% compared to normalized margin of 9.3% in the three months ended September 30, 2018. Margins recovered, due to better profitability from multisector clients, mainly in Colombia, partially offset by lower Telefónica volumes in Peru and Chile.

EMEA

Adjusted EBITDA in EMEA increased by 4.3%, from $5.7 million for the three months ended September 30, 2018 to $5.9 million for the three months ended September 30, 2019. Excluding the impact of foreign exchange, Adjusted EBITDA increased by $ 0.5 million, or 9.1%.

Excluding the impact of foreign exchange, the effect of the initial application of IFRS 16 and the extraordinary items, Adjusted EBITDA Margin was 7.6% for the three months ended September 30, 2019, compared to 10.3% for the three months ended September 30, 2018, reflecting the ramp-up of newly acquired contracts with multisector clients and the unusually low volume at Telefónica.

Nine Months Ended September 30, 2018 Compared to Nine Months Ended September 30, 2019

Revenue

Revenue decreased by $ 106.3 million, or 7.6%, from $1,396.4 million for the nine months ended September 30, 2018 to $1,290.1 million for the nine months ended September 30, 2019. Excluding the impact of foreign exchange, revenue increased 2.6%.

Multisector presented a revenue decreased by $33.8 million, or 3.9%, from $855.4 million for the nine months ended September 30, 2018 to $821.7 million for the nine months ended September 30, 2019. Excluding the impact of foreign exchange, revenue from multisector clients increased 6.5%, due to growth in all regions, especially in financial services and new customers, including born-digital companies, in Brazil.

Revenue from Telefónica decreased by $72.5 million, or 13.4%, contributing with $468.4 million in revenue for the nine months ended September 30, 2019, against $540.9 million in the nine months ended September 30, 2018. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 3.7%, due to lower volumes in all regions, especially in Brazil, Peru and Chile.

For the nine months ended September 30, 2019, revenue from multisector clients was 63.7% of total revenue, compared to 61.3% for the nine months ended September 30, 2018, an increase of 2.4 percentage point.

The following chart sets forth a breakdown of revenue by geographical region for the nine months ended September 30, 2018 and 2019 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the nine months ended September 30,
($ in millions, except percentage changes)	2018	(%)	2019	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	664.5	47.6	632.5	49.0	(4.8)	3.2
Americas	558.2	40.0	493.1	38.2	(11.7)	2.3
EMEA	181.0	13.0	175.4	13.6	(3.1)	3.1
Other and eliminations (1)	(7.3)	(0.5)	(10.9)	(0.8)	49.3	57.0
Total	1,396.4	100.0	1,290.1	100.0	(7.6)	2.6

(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the nine months ended September 30, 2018 and 2019 totaled $664.5 million and $632.5 million, respectively, a decrease of $32.0 million, or 4.8%. Excluding the impact of foreign exchange, revenue increased by 3.2%, fueled by the 6.5% increase in revenue from multisector clients, by higher volumes in existing contracts and kick-in of new contracts with healthcare and born-digital companies, partially offset by the decrease of 4.1% in revenue from Telefónica due to lower volumes.

Americas

Revenue in Americas for the nine months ended September 30, 2018 and 2019 was $558.2 million and $493.1 million, respectively, a decrease of $65.1 million, or 11.7%. Excluding the impact of foreign exchange, revenue increased  2.3%. Excluding the impact of foreign exchange, revenue from multisector clients increased by 6.9%, supported by higher volumes in Chile and Colombia, offset by the 4.4% drop in revenue from Telefónica, driven by lower volumes in Peru and Chile.

EMEA

Revenue in EMEA for the nine months ended September 30, 2018 and 2019 was $181.0 million and $175.4 million, respectively, a decrease of $5.6 million, or 3.1%. Excluding the impact of foreign exchange, revenue from multisector clients increased by 10.5%, mainly in the utilities sector and with new contracts with existing customers. Likewise, the revenue from Telefónica decreased 1.7% due to the lower volumes.

Other operating income

Other operating income totaled $15.1 million and $9.6 million for the nine months ended September 30, 2018 and 2019, respectively. In the nine months ended September 30, 2018 other operating income included $8.7 million of partial insurance indemnity from Puerto Rico

Total operating expenses

Total operating expenses decreased by $71.0 million, or 5.3%, from $1,337.4 million for the nine months ended September 30, 2018 to $1,266.4 million for the nine months ended September 30, 2019. Excluding the impact of foreign exchange, operating expenses increased by 5.2%, impacted by extraordinary items related with the Company’s transformation plan. As a percentage of revenue, operating expenses represented 95.8% and 98.2% for the nine months ended September 30, 2018 and 2019, respectively.

Supplies: Supplies expenses decreased by $4.9 million, or 9.1%, from $54.2 million for the nine months ended September 30, 2018 to $49.3 million for the nine months ended September 30, 2019. Excluding the impact of foreign exchange, supplies expenses decreased by 2.6%, as result of lower costs in Americas and Brazil. As a percentage of revenue, supplies expenses represented 3.9% and 3.8% for the nine months ended September 30, 2018 and 2019, respectively.

Employee benefit expenses: Employee benefit expenses decreased by $59.6 million, or 5.7%, from $1,046.3 million for the nine months ended September 30, 2018 to $986.7 million for the nine months ended September 30, 2019. Excluding the impact of foreign exchange, employee benefit expenses increased by 5.1%, above revenue growth, as result of minimum wage increase in Brazil in January 2019 and a part of the extraordinary items as explained above. As a percentage of revenue, employee benefit expenses represented 74.9% and 76.5% for the nine months ended September 30, 2018 and 2019, respectively.

 Depreciation and amortization: Depreciation and amortization expenses increased by $27.7 million, or 38.7%, from $71.6 million for the nine months ended September 30, 2018 to $99.4 million for the nine months ended September 30, 2019. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 49.3%,  mainly due to the $32.4 million impact of adopting IFRS 16 in 2019.

Changes in trade provisions: Changes in trade provisions increased by $3.0 million, from negative $0,4 to a loss of $ 3.4 million for the nine months ended September 30, 2018 and 2019 respectively.

Other operating expenses: Other operating expenses decreased by $37.2 million, or 22.6%, from $164.8 million for the nine months ended September 30, 2018 to $127.6 million for the nine months ended September 30, 2019. Excluding the impact of foreign exchange, other operating expenses decreased by 13.7%, in all regions positively impacted by $40.2 million from initial adoption of the IFRS 16 which recognizes leases and rental as financial expenses, instead of operating expenses and a part of extraordinary items. As a percentage of revenue, other operating expenses were 11.8% and 9.9% for the nine months ended September 30, 2018 and 2019, respectively.

Brazil

Total operating expenses in Brazil decreased by $28.9 million, or 4.5%, from $645.2 million for the nine months ended September 30, 2018 to $616.3 million for the nine months ended September 30, 2019. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 3.6%, slightly above the revenue growth, reflecting part of the extraordinary items mentioned above. Therefore, operating expenses as a percentage of revenue increased from 97.1% to 97.4%, for the nine months ended September 30, 2018 and 2019, respectively.

Americas

Total operating expenses in Americas decreased by $55.1 million, or 10.2%, from $540.8 million for the nine months ended September 30, 2018 to $485.7 million for the nine months ended September 30, 2019. Excluding the impact of foreign exchange, operating expenses in Americas increased by 4.1%, above revenue growth, due to part of the extraordinary items mentioned above. Operating expenses as a percentage of revenue increased from 96.9% to 98.5%, for the nine months ended September 30, 2018 and 2019, respectively.

EMEA

Total operating expenses in EMEA increased by $1.7 million, or 1.0%, from $177.9 million for the nine months ended September 30, 2018 to $179.6 million for the nine months ended September 30, 2019. Excluding the impact of foreign exchange, operating expenses in EMEA increased by 7.4%, above revenue growth. Operating expenses as a percentage of revenue increased from 98.3% in the nine months ended September 30, 2018 to 102.4% in the nine months ended September 30, 2019.

Operating profit

Operating profit decreased by $40.8 million, from $74.1 million for the nine months ended September 30, 2018 to $33.3 million for the nine months ended September 30, 2019, a decrease of 55.0%. Excluding the impact of foreign exchange, operating profit decreased 52.0%. Operating profit margin decrease from 5.3% for the nine months ended September 30, 2018 to 2.6% for the nine months ended September 30, 2019, due to impacts mentioned above.

Brazil

Operating profit in Brazil decreased by $5.4 million, from $22.0 million for the nine months ended September 30, 2018 to $16.6 million for the nine months ended September 30, 2019. Excluding the impact of foreign exchange, operating profit decreased by 19.0%, due to impacts mentioned above. Operating profit margin in Brazil decreased from 3.3% for nine months ended September 30, 2018 to 2.6% for the nine months ended September 30, 2019.

Americas

Operating profit in Americas decreased by $21.1 million, from $29.2 million for the nine months ended September 30, 2018 to $8.1 million for the nine months ended September 30, 2019. Excluding the impact of foreign exchange, operating profit decreased by 71.4%. Operating profit margin in Americas decreased from 5.2% for the nine months ended September 30, 2018 to 1.6% for the nine months ended September 30, 2019, due to impacts mentioned above.

EMEA

Operating profit in EMEA increased by $0.2 million, from $3.8 million for the nine months ended September 30, 2018 to $4.0 million for the nine months ended September 30, 2019. Excluding the impact of foreign exchange, operating profit increased by 12.9%. Operating profit margin improved from 2.1% for the nine months ended September 30, 2018 to 2.3% for the nine months ended September 30, 2019.

Finance income

Finance income was $4.6 million for the nine months ended September 30, 2019, compared to $2.2 million for the nine months ended September 30, 2018. Excluding the impact of foreign exchange, finance income increased by 129% during the nine months ended September 30, 2019 mainly due to a $2.0 million one-off gain on our historical litigations, with no cash impact.

Finance costs

Finance costs increased by $21.8 million, or 70.5%, from $30.9 million for the nine months ended September 30, 2018 to $52.7 million for the nine months ended September 30, 2019. Excluding the impact of foreign exchange, finance costs increased by 85.2% during the nine months ended September 30, 2019. The increase in finance costs was driven by $13.0 from the new accounting rule (IFRS 16) adopted in 2019 and $8.2 million resulting from the one-off costs and interest expenses of the bond re-tap in April 2019 and the higher use of revolving credit lines.

Change in fair value of financial instruments

Changes in fair value of financial instruments was zero for the nine months ended September 30, 2019 compared to the same period of previous year, as a result of the adoption of hedge accounting for the BRL-USD Cross Currency Swap in 2019.

Net foreign exchange gain/(loss)

Net foreign exchange loss decreased by $29.0 million, from a loss of $31.1 million for the nine months ended September 30, 2018 to a loss of $2.1 million for the nine months ended September 30, 2019. This gain was mainly due to the depreciation of the Euro (EUR), Argentinian Peso (ARS), Peruvian Sol (PEN) and Brazilian Real (BRL) against the U.S. dollar that impacted our intercompany balances and therefore has no significant cash effect.

Income tax expense

Income tax expense for the nine months ended September 30, 2018 and 2019 totaled  $8.9 million and $34.2 million, respectively. Income tax expense for the nine months ended September 30, 2019 contains a negative one-off tax impact of $37.8 million due to Spain tax audit assessment signed in May,2019.

Profit for the period

Profit for the nine months ended September 30, 2018 and 2019 was  a profit of $5.4 million and a loss of $51.1 million, respectively, as a result of the factors discussed above.

EBITDA and Adjusted EBITDA

EBITDA decreased by $13.1 million, or 9.0%, from $145.8 million for the nine months ended September 30, 2018 to $132.7 million for the nine months ended September 30, 2019. Excluding the impact of foreign exchange, EBITDA decreased by 0.6%, reflecting the $25.9 million in extraordinary items. The effect of the initial application of IFRS 16 for the nine months ended September 30, 2019 was $40.2 million.

Brazil

Adjusted EBITDA in Brazil increased by $12.2 million, or 17.4%, from $69.8 million nine months ended September 30, 2018 to $82.0 million for the nine months ended September 30, 2019, which includes $25.2 million positive impact of the initial application of IFRS 16 and $10.8 million negative impact from extraordinary items. Excluding the impact of foreign exchange, Adjusted EBITDA increased by 27.3%. due to the initial application of IFRS 16 and higher profitability with multisector customers, partially offset by lower profitability with Telefónica and the negative impact from extraordinary items.

Americas

Adjusted EBITDA decreased by $17.0 million, or 25.4%, from $66.8 million for the nine months ended September 30, 2018 to $50.2 million for the nine months ended September 30, 2019, which includes $11.6 million positive impact of the initial application of IFRS 16 and $11.0 million negative impact from extraordinary items. Excluding the impact of foreign exchange, Adjusted EBITDA decreased during this period by 16.6%. The weaker performance reflects (i) challenging business environment in Mexico, impacting volumes in the Financial sector, (ii) Telefónica volume reduction in Peru and (iii) the $8.7 million as partial insurance indemnity received in Puerto Rico in the nine months ended September 30, 2018.

EMEA

Adjusted EBITDA increased by 1.1 or 6.3%, from $16.7 million for the nine months ended September 30, 2018 to $17.8 million for the nine months ended September 30, 2019. Excluding the impact of foreign exchange, Adjusted EBITDA increased by $ 2.1 million, or 13.1%, mainly due to the initial application of IFRS 16, partially offset by  the higher operational costs and lower utilization rate in specific client program and the negative impact from extraordinary items.

Liquidity and Capital Resources

As of September 30, 2019, our outstanding debt was $ 670.4 million, which includes $ 493.5 million of our 6.125% Senior Secured Notes due 2022, $ 1.2 million of financing provided by BNDES, $ 148.2 million of finance lease payables and $ 27.5 million of other bank borrowings, especially short-term financing for working capital needs.

During the three months ended September 30, 2019, our cash flow provided by operating activities was $12.1 million, which includes interest paid of $20.1 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $32.2 million.

During the nine months ended September 30, 2019, our cash flow used in operating activities was $1.6 million, which includes interest paid of $43.3 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $41.6 million.

Consolidated Statements of Cash Flows for the Three and Nine Months Ended September 30, 2018 and 2019
($ MILLIONS, UNLESS OTHERWISE INDICATED)

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2019	2018	2019
	(unaudited)
Operating activities
Profit before income tax	6.9	3.5	14.3	(16.9)
Adjustments to reconcile profit before income tax to net cash flows:
Amortization and depreciation	21.8	30.8	71.7	99.4
Changes in trade provisions	(0.3)	1.9	(0.4)	3.4
Share based payment expense	2.0	1.8	5.0	3.9
Change in provisions	(1.3)	7.1	7.4	32.6
Grants released to income	(0.2)	(0.4)	(0.6)	(0.8)
Losses on disposal of fixed assets	0.3	-	0.4	0.1
Losses on disposal of financial assets	-	-	0.3	-
Finance income	(0.8)	(0.2)	(2.2)	(4.6)
Finance expense	3.9	15.0	30.9	52.7
Net exchange differences	9.3	(0.6)	31.1	2.1
Change in fair value of financial instruments	5.9	-	-	-
Change in other (gains)/ losses and own work capitalized	-	(7.0)	(0.3)	(4.9)
	40.4	48.5	143.2	183.9
Changes in working capital:
Changes in trade and other receivables	1.4	(5.8)	(63.9)	(110.9)
Changes in trade and other payables	6.4	0.1	16.7	31.5
Other assets/(payables)	(6.3)	(5.2)	(8.3)	(3.6)
	1.5	(10.8)	(55.5)	(83.0)

Interest paid	(18.6)	(20.1)	(45.1)	(43.3)
Interest received	0.2	(1.1)	0.5	(0.8)
Income tax paid	(2.2)	(2.9)	(12.7)	(17.3)
Other payments	(0.3)	(5.0)	(7.3)	(24.2)
	(20.9)	(29.1)	(64.7)	(85.6)
Net cash flows from operating activities	27.9	12.1	37.4	(1.6)
Investing activities
Payments for acquisition of intangible assets	(4.9)	2.7	(16.0)	(12.0)
Payments for acquisition of property, plant and equipment	(4.7)	(13.1)	(22.5)	(21.4)
Acquisition of subsidiaries, net of cash acquired	-	-	-	(14.9)
Payments for financial instruments	-	0.2	(0.3)	(0.4)
Proceeds from sale of PP&E and intangible assets	-	(0.4)	0.4	-
Net cash flows used in investing activities	(9.6)	(10.6)	(38.3)	(48.7)
Financing activities
Proceeds from borrowing from third parties	-	22.5	51.1	172.9
Repayment of borrowing from third parties	(18.0)	(11.5)	(74.4)	(97.8)
Amortization financial leasing- IFRS16	-	(8.0)	-	(37.7)
Acquisition of treasury shares	(5.3)	(7.7)	(5.3)	(7.7)
Dividends paid to company's shareholders	(0.7)	-	(0.9)	-
Net cash flows provided by/(used in) financing activities	(24.0)	(4.7)	(29.5)	29.6
Net (decrease)/increase in cash and cash equivalents	(5.7)	(3.2)	(30.5)	(20.7)
Exchange differences	(3.0)	(7.9)	(13.6)	(7.3)
Cash and cash equivalents at beginning of period	106.4	116.6	141.8	133.5
Cash and cash equivalents at end of period	97.7	105.5	97.7	105.5

Cash Flow

As of September 30, 2019, we had cash and cash equivalents of $105.5 million. We believe that our current cash flow used in operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2018	2019	2018	2019
	(unaudited)
Cash flows from operating activities	27.9	12.1	37.4	(1.6)
Cash flows used in investing activities	(9.6)	(10.6)	(38.3)	(48.7)
Cash flows provided by/(used in) financing activities	(24.0)	(4.7)	(29.5)	29.6
Net (decrease)/increase in cash and cash equivalents	(5.7)	(3.2)	(30.5)	(20.7)
Effect of changes in exchanges rates	(3.0)	(7.9)	(13.6)	(7.3)

Cash Flows from Operating Activities

Three and Nine Months Ended September 30, 2018 Compared to Three and Nine Months Ended September 30, 2019

Cash provided by operating activities was $13.9 million for the three months ended September 30, 2019 compared to $27.9 million for the three months ended September 30, 2018. This decrease is mostly due to negatives changes of $15 million in working capital, due to higher one-off from specific contract renegotiation, and due to lower EBITDA, including the $4.5 million extraordinary items. For the nine months ended September 30, 2019 cash provided by operating activities was $0.2 million compared to cash provided by operating activities of $40.3 million in the same period of prior year.

Cash Flows used in Investing Activities

Three Months Ended September 30, 2018 Compared to Three Months Ended September 30, 2019

Cash used in investing activities was $12.4 million for the three months ended September 30, 2019 compared to cash used in investment activities of $9.6 million for the three months ended September 30, 2018. The variance is due to higher capex. For the nine months ended September 30, 2019, cash used in investing activities was $50.5 million compared to cash used in investment activities of $38.3 million in the same period of prior year.

Cash Flows provided by/(used in) Financing Activities

Three and Nine Months Ended September 30, 2018 Compared to Three and Nine Months Ended September 30, 2019

 Cash used in financing activities was $4.7 million for the three months ended September 30, 2019 compared to cash used in financing activities of $24.0 million for the three months ended September 30, 2018. The variance was due to the higher use of revolving credit facilities. For the nine months ended September 30, 2019 cash provided by financing activities was $29.6 million compared to cash used in financing activities of $29.5 million in the same period of prior year.

Finance leases

The Company holds the following assets under finance leases:

	As of September 30,
	2018	2019
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
Finance leases	(unaudited)
Plant and machinery	1.2	0.6
Furniture, tools and other tangible assets	5.3	2.9
Buildings - IFRS 16	-	140.4
Total	6.5	143.8

The present value of future finance lease payments is as follow:

	As of September 30,
	2018	2019
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
	(unaudited)
Up to 1 year	3.3	42.0
Between 1 and 5 years	3.0	106.2
Total	6.2	148.2

Capital Expenditure

Our business has significant capital expenditure requirements, including for the construction and initial fit-out of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of various items of property, plant and equipment, mainly comprised of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer’s software.

The funding of the majority of our capital expenditure is covered by existing cash and EBITDA generation. The table below shows our capital expenditure by segment for the three and nine months ended September 30,  2018 and 2019.

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2019	2018	2019
($ in millions)	(unaudited)

Brazil (*)	5.6	9.6	34.0	22.9
Americas	7.2	13.3	28.5	19.2
EMEA	1.5	0.4	4.8	2.3
Total capital expenditure	14.3	23.3	67.3	44.5

The capital expenditures for the three and six months ended September 30, 2018 reflect the acquisition by Atento of the rights to use software’s for the approximately amount of $38.5 million. This intangible asset has an useful life of 10 years.

The capital expenditures for the nine months ended September 30, 2019 reflect mainly the new operations and remodeling in Atento Brasil in the total amount of $22.9 million. In Americas, there are $3.9 million due to Atento Mexico sites remodeling for attending new clients, $1.8 million in software’s licenses and equipment’s for Atento Peru and around $6.5 million in sites remodeling and equipment’s for Atento Colombia, U.S. and Puerto Rico.

Atento s.a. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2018 and September 30, 2019
(In thousands of U.S. dollars, unless otherwise indicated)
ASSETS	Notes
		December 31,	September 30,
		2018	2019
		(audited)	(unaudited)

NON-CURRENT ASSETS		716,886	747,287

Intangible assets		211,202	164,517
Goodwill		154,989	135,733
Property, plant and equipment		123,940	255,267
Non-current financial assets		95,531	85,815
Trade and other receivables	10	19,148	19,836
Other non-current financial assets	10	65,070	54,018
Derivative financial instruments	11	11,313	11,963
Other taxes receivable		6,061	5,683
Deferred tax assets		125,163	100,272

CURRENT ASSETS		496,467	549,094

Trade and other receivables		342,075	412,725
Trade and other receivables	10	315,654	385,456
Current income tax receivable		26,421	27,269
Derivative financial instruments	11	-	19
Other taxes receivable		19,975	29,764
Other current financial assets	10	891	1,051
Cash and cash equivalents	10	133,526	105,535

TOTAL ASSETS		1,213,353	1,296,381

The accompanying notes are an integral part of the interim condensed consolidated financial information.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2018 and September 30, 2019
(In thousands of U.S. dollars, unless otherwise indicated)

EQUITY AND LIABILITIES	Notes	December 31,	September 30,
		2018	2019
		(audited)	(unaudited)

TOTAL EQUITY		340,092	230,773
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST		8,541	-
OWNERS OF THE PARENT COMPANY		331,551	230,773

Share capital	9	49	49
Reserve for acquisition of non-controlling interest	9	(23,531)	-
Share premium		615,288	619,461
Treasury shares	9	(8,178)	(15,960)
Retained losses		(16,325)	(81,511)
Translation differences		(257,122)	(295,473)
Hedge accounting effects	11	8,404	(6,811)
Stock-based compensation		12,966	11,019
NON-CURRENT LIABILITIES		528,869	685,009

Deferred tax liabilities		30,221	20,562
Debt with third parties	11	408,426	596,188
Derivative financial instruments	11	682	916
Provisions and contingencies	12	51,174	51,126
Non-trade payables		14,391	13,437
Option for the acquisition of non-controlling interest		20,830	-
Other taxes payable		3,145	2,779

CURRENT LIABILITIES		344,392	380,599

Debt with third parties	11	51,342	74,184
Trade and other payables		274,000	285,643
Trade payables		76,912	67,601
Income tax payables		10,615	10,308
Other taxes payables		78,511	87,124
Other non-trade payables		107,962	120,610
Provisions and contingencies	12	19,050	20,772
TOTAL EQUITY AND LIABILITIES		1,213,353	1,296,381

The accompanying notes are an integral part of the interim condensed consolidated financial information.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
For the nine months ended September 30, 2018 and 2019
(In thousands of U.S. dollars, unless otherwise indicated)

		For the three months ended September 30,		For the nine months ended September 30,
	Notes	2018	2019	2018	2019
		(unaudited)		(unaudited)

Revenue		432,614	412,266	1,396,384	1,290,094
Other operating income		7,229	8,130	15,140	9,500
Other gains and own work capitalized		-	28	22	123
Operating expenses:
Supplies		(19,542)	(17,403)	(54,242)	(49,285)
Employee benefit expenses		(321,549)	(312,685)	(1,046,292)	(986,725)
Depreciation		(12,338)	(17,768)	(31,827)	(59,446)
Amortization		(9,428)	(13,063)	(39,845)	(39,931)
Changes in trade provisions		(266)	(1,925)	(406)	(3,399)
Other operating expenses		(51,544)	(40,264)	(164,829)	(127,596)
OPERATING PROFIT		25,176	17,317	74,105	33,335

Finance income		814	159	2,171	4,605
Finance costs		(3,912)	(14,972)	(30,877)	(52,693)
Change in fair value of financial instruments		(5,912)	-	-	-
Net foreign exchange loss		(9,302)	1,046	(31,104)	(2,131)
NET FINANCE EXPENSE		(18,312)	(13,767)	(59,810)	(50,218)
PROFIT (LOSS) BEFORE INCOME TAX		6,864	3,550	14,295	(16,883)
Income tax expense	13	(3,801)	(2,284)	(8,856)	(34,169)
PROFIT (LOSS) FOR THE PERIOD		3,063	1,266	5,439	(51,052)
PROFIT (LOSS) ATTRIBUTABLE TO:
OWNERS OF THE PARENT		2,684	1,266	3,985	(51,666)
NON-CONTROLLING INTEREST		379	-	1,454	613
PROFIT (LOSS) FOR THE PERIOD		3,063	1,266	5,439	(51,052)
PROFIT (LOSS) PER SHARE:
Basic profit (loss) per share from continuing operations (in U.S. dollars)	14	0.04	0.02	0.05	(0.70)
Diluted profit (loss) per share from continuing operations (in U.S. dollars)	14	0.04	0.02	0.05	(0.70)

The accompanying notes are an integral part of the interim condensed consolidated financial information.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the nine months ended September 30, 2018 and 2019
(In thousands of U.S. dollars, unless otherwise indicated)

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Profit (loss) from continuing operations	3,063	1,266	5,439	(51,052)
Profit (loss) for the period	3,063	1,266	5,439	(51,052)
Other comprehensive income/(loss)
Other comprehensive income/(loss) to be reclassified to profit and loss in subsequent periods
Cash flow/net investment hedge	(4,492)	5,439	(6,391)	(2,564)
Exchange rate impact on Intercompany Loan	-	(14,324)	-	(12,651)
Translation differences	(12,344)	(32,172)	(58,796)	(39,153)
Other comprehensive (loss)	(16,836)	(41,057)	(65,187)	(54,368)
Total comprehensive (loss)	(13,773)	(39,791)	(59,748)	(105,421)
Total comprehensive (loss) attributable to:
Owners of the parent	(13,685)	(39,602)	(59,522)	(105,232)
Non-controlling interest	(88)	(189)	(226)	(189)
Total comprehensive (loss)	(13,773)	(39,791)	(59,748)	(105,421)

The accompanying notes are an integral part of the interim condensed consolidated financial information.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the nine months ended September 30, 2018 and 2019
(In thousands of U.S. dollars, unless otherwise indicated)
	Share capital	Share premium	Treasury Shares	Reserve for acquisition of non-controlling interest	Retained losses	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2018	48	639,435	-	(23,531)	(94,535)	(170,063)	9,594	7,415	368,363	9,476	377,839
Comprehensive income/(loss) for the period	-	-	-	-	3,985	(57,116)	(6,391)	-	(59,522)	(226)	(59,748)
Profit for the period	-	-	-	-	3,985	-	-	-	3,985	1,454	5,439
Other comprehensive income/(loss), net of taxes	-	-	-	-	-	(57,116)	(6,391)	-	(63,507)	(1,680)	(65,187)
Compensation of retained losses	-	(24,147)	-	-	24,147	-	-	-	-	-	-
Stock-based compensation	-	-	-	-	-	-	-	4,056	4,056	-	4,056
Acquisition of treasury shares	-	-	(5,337)	-	-	-	-	-	(5,337)	-	(5,337)
Balance at September 30, 2018 (*)	48	615,288	(5,337)	(23,531)	(66,403)	(227,179)	3,203	11,471	307,560	9,250	316,810

	Share capital	Share premium	Treasury Shares	Reserve for acquisition of non-controlling interest	Retained losses	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2019	49	615,288	(8,178)	(23,531)	(16,325)	(257,122)	8,404	12,966	331,551	8,541	340,092

Comprehensive income/(loss) for the period	-	-	-	-	(51,666)	(38,351)	(15,215)	-	(105,232)	(189)	(105,421)
Loss for the period	-	-	-	-	(51,666)	-	-	-	(51,666)	613	(51,052)
Other comprehensive income/(loss), net of taxes	-	-	-	-	-	(38,351)	(15,215)	-	(53,566)	(802)	(54,368)
Dividends	-	-	-	-	-	-	-	-	-	(797)	(797)
Low Reserve for acquisition of non-controlling interest	-	-	-	23,531	(6,083)	-	-	-	17,448	-	17,448
Stock-based compensation	-	4,173	-	-	-	-	-	(1,947)	2,226	-	2,226
Acquisition of treasury shares	-		(7,782)	-	-	-	-	-	(7,782)	-	(7,782)
Non-controlling interest	-	-	-	-	-	-	-	-	-	(7,555)	(7,555)
Monetary correction caused by hyperinflation					(7,437)				(7,437)		(7,437)
Balance at September 30, 2019 (*)	49	619,461	(15,960)	-	(81,511)	(295,473)	(6,811)	11,019	230,773	-	230,773
(*) unaudited

The accompanying notes are an integral part of the interim consolidated financial information.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine months ended September 30, 2018 and 2019
(In thousands of U.S. dollars, unless otherwise indicated)

	For the nine months ended September 30,
	2018	2019
	(unaudited)
Operating activities
Profit (loss) before income tax	14,295	(16,883)
Adjustments to reconcile profit before income tax to net cash flows:
Amortization and depreciation	71,672	99,376
Changes in trade provisions	(406)	3,399
Change in provisions	4,974	32,648
Share based payment expense	7,363	3,891
Grants released to income	(629)	(827)
Losses on disposal of fixed assets	402	133
Losses on disposal of financial assets	286	(2)
Finance income	(2,171)	(4,605)
Finance costs	30,877	52,693
Net foreign exchange differences	31,104	2,131
Changes in other (gains)/losses and own work capitalized	(259)	(4,896)
	143,213	183,941
Changes in working capital:
Changes in trade and other receivables	(63,887)	(110,944)
Changes in trade and other payables	16,717	31,471
Other payables	(8,300)	(3,575)
	(55,470)	(83,048)

Interest paid	(45,101)	(43,284)
Interest received	472	(810)
Income tax paid	(12,692)	(17,322)
Other payments	(7,335)	(24,193)
	(64,656)	(85,609)
Net cash flows from operating activities	37,382	(1,599)
Investing activities
Payments for acquisition of intangible assets	(15,978)	(11,990)
Payments for acquisition of property, plant and equipment	(22,540)	(21,425)
Acquisition of subsidiaries, net of cash acquired	-	(14,912)
Payments for financial instruments	(264)	(397)
Proceeds from sale of PP&E and intangible assets	437	(9)
Net cash flows used in investing activities	(38,345)	(48,734)
Financing activities
Proceeds from borrowing from third parties	51,112	172,886
Repayment of borrowing from third parties	(74,410)	(97,769)
Amortization of lease liabilities	-	(37,737)
Acquisition of treasury shares	(5,337)	(7,741)
Dividends paid to the company's shareholders	(880)	-
Net cash flows (used in) from financing activities	(29,515)	29,639
Net decrease in cash and cash equivalents	(30,478)	(20,693)
Exchange differences	(13,560)	(7,298)
Cash and cash equivalents at beginning of period	141,762	133,526
Cash and cash equivalents at end of period	97,724	105,535

The accompanying notes are an integral part of the interim condensed consolidated financial information.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

1. ACTIVITY OF ATENTO S.A. AND CORPORATE INFORMATION

(a) Description of business

Atento S.A., formerly Atento Floatco S.A. (hereinafter the “Company”), and its subsidiaries (hereinafter “Atento Group”) is a group of companies that offers customer relationship management services to its clients through contact centers or multichannel platforms.

The Company was incorporated on March 5, 2014 under the laws of the GrandDuchy of Luxembourg, with its registered office in Luxembourg at 1 rue Hildegard Von Bingen, L-1282.

The Atento Group was acquired in 2012 by Bain Capital Partners, LLC (hereinafter “Bain Capital”). Bain Capital is a private investment fund that invests in companies with a high growth potential. Notable among its investments in the Customer Relationship Management (hereinafter “CRM”) sector is its holding in ellsystem 24, a leader in customer service in Japan, and Genpact, the largest business management services company in the world.

In December 2012, Bain Capital entered into a final agreement with Telefónica, S.A. for the transfer of nearly 100% of the CRM business carried out by Atento Group (hereinafter the “Acquisition”), the parent company of which was Atento Inversiones y Teleservicios, S.A. (hereinafter “AIT”). The Venezuela based subsidiaries of the group headed by AIT, and AIT, except for some specific assets and liabilities, were not included in the Acquisition. Control was transferred for the purposes of creating the consolidated Atento Group on December 1, 2012.

The majority direct shareholder of the Company, ATALAYA Luxco PIKCo, S.C.A. (Luxembourg), is a holding company incorporated under the laws of the Grand-Duchy of Luxembourg.

The Company’s corporate purpose is to hold investments in companies in Luxembourg and abroad, purchase and sell, subscribe or any other format, and transfer through sale, swap or otherwise of securities of any kind, and administration, management, control and development of the investment portfolio.

The Company may also act as the guarantor of loans and securities, as well as assisting companies in which it holds direct or indirect interests or that form part of its group. The Company may secure funds, with the exception of public offerings, through any kind of lending, or through the issuance of bonds, securities or debt instruments in general.

The Company may also carry on any commercial, industrial, financial, real estate business or intellectual property related activity that it deems necessary to meet the aforementioned corporate purposes.

The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate CRM centers through multichannel platforms; provide telemarketing, marketing and “call center” services through service agencies or in any other format currently existing or which may be developed in the future by the Atento Group; provide telecommunications, logistics, telecommunications system management, data transmission, processing and internet services and to promote new technologies in these areas; offer consultancy and advisory services to clients in all areas in connection with telecommunications, processing, integration systems and new technologies, and other services related to the above. The Company’s ordinary shares trade on NYSE under the symbol “ATTO”.

The interim consolidated financial statements were approved by the Board of Directors on November 07, 2019.

(b) Seasonality

Our performance is subject to seasonal fluctuations, which is primarily due to (i) the initial costs to train and hire new employees at new service delivery centers to provide additional services to our clients, and (ii) statutorily mandated minimum wage and salary increases of operators, supervisors and coordinators in many of the countries in which we operate, whereas revenue increases related to inflationary adjustments and contracts negotiations generally take effect after the half year. These seasonal effects also cause differences in revenue and expenses among the various quarters of any financial year, which means that the individual quarters of a year should not be directly compared with each other or used to predict annual financial results.

2. BASIS OF PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL INFORMATION

The interim consolidated financial information have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2018. The interim consolidated financial statements have been prepared on a historical costs basis, with the exception of derivative financial instruments, which have been measured at fair value. The interim consolidated financial information are for the Atento Group.

The figures in these interim consolidated financial information are expressed in thousands of dollars, unless indicated otherwise. U.S. Dollar is the Atento Group’s presentation currency.

3. ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the interim consolidated financial statements as of September 30, 2019 in relation to those presented in the annual financial statements for the year ended December 31, 2018 except for IFRS 16 and IFRIC 23 adopted since January 1, 2019.

a)   Critical accounting estimates and assumptions

The preparation of the interim consolidated financial information under IAS 34 requires the use of certain assumptions and estimates that affect the recognized amount of assets, liabilities, income and expenses, as well as the related disclosures.

Some of the accounting policies applied in preparing the accompanying interim consolidated financial information required Management to apply significant judgments in order to select the most appropriate assumptions for determining these estimates. These assumptions and estimates are based on Management experience, the advice of consultants and experts, forecasts and other circumstances and expectations prevailing at year end. Management’s evaluation takes into account the global economic situation in the sector in which the Atento Group operates, as well as the future outlook for the business. By virtue of their nature, these judgments are inherently subject to uncertainty. Consequently, actual results could differ substantially from the estimates and assumptions used. Should this occur, the values of the related assets and liabilities would be adjusted accordingly.

Although these estimates were made on the basis of the best information available at each reporting date on the events analyzed, events that take place in the future might make it necessary to change these estimates in coming years. Changes in accounting estimates would be applied prospectively in accordance with the requirements of IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, recognizing the effects of the changes in estimates in the related interim consolidated statements of operations.

An explanation of the estimates and judgments that entail a significant risk of leading to a material adjustment in the carrying amounts of assets and liabilities in the coming financial period is as follow:

Impairment of goodwill

The Atento Group tests goodwill for impairment annually, in accordance with the accounting principle disclosed in the consolidated annual financial statements for the year ended December 31, 2018. Goodwill is subject to impairment testing as part of the cash-generating unit to which it has been allocated. The recoverable amounts of cash-generating units defined in order to identify potential impairment in goodwill are determined on the basis of value in use, applying five-year financial forecasts based on the Atento Group’s strategic plans, approved and reviewed by Management. These calculations entail the use of assumptions and estimates and require a significant degree of judgment. The main variables considered in the sensitivity analyses are growth rates, discount rates using the Weighted Average Cost of Capital (“WACC”) and the key business variables.

Deferred taxes

The Atento Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these deferred amounts depends ultimately on the Atento Group’s ability to generate taxable earnings over the period in which the deferred tax assets remain deductible. This analysis is based on the estimated timing of the reversal of deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Atento Group as a result of changes in tax legislation or unforeseen transactions that could affect the tax balances.

The Atento Group has recognized deferred tax assets corresponding to losses carried forward since, based on internal projections, it is probable that it will generate future taxable profits against which they may be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Provisions and contingencies

Provisions are recognized when the Atento Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from, inter alia, regulations, contracts, customary practice or public commitments that would lead third parties to reasonably expect that the Atento Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources embodying economic benefit that will be required to settle the obligation, taking into account all available information as of the reporting date, including the opinions of independent experts such as legal counsel or consultants.

No provision is recognized if the amount of liability cannot be estimated reliably. In such cases, the relevant information is disclosed in the notes to the interim consolidated financial statements.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of these estimates.

Fair value of derivatives

The Atento Group uses derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in interest and exchange rates. Derivatives are recognized at the inception of the contract at fair value.

The fair values of derivative financial instruments are calculated on the basis of observable market data available, either in terms of market prices or through the application of valuation techniques. The valuation techniques used to calculate the fair value of derivative financial instruments include the discounting of future cash flow associated with the instruments, applying assumptions based on market conditions at the valuation date or using prices established for similar instruments, among others. These estimates are based on available market information and appropriate valuation techniques. The fair values calculated could differ significantly if other market assumptions and/or estimation techniques were applied.

b) New and amended standards adopted by the Group

The Atento Group applied IFRS 16 e IFRIC 23 for the first time in 2019. The nature and effect of the changes as a result of adoption of these new accounting standards are described below.

IFRS 16 – Leases

IFRS 16 was issued in January 2016. It resulted in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases. The standard affected primarily the accounting for the group’s operating leases.

On January 1, 2019, lease commitments that the group to recognized as right-of-use assets amount 184,099 thousand U.S. dollars, and lease liabilities in the same amount. The Group adopted IFRS 16 in accordance with the modified retrospective approach. The prior-year figures were not adjusted.

The consolidated statement of operations was impacted by a decrease of-operating expenses and an increase of the amortization of the right-of-use assets and interest on the lease liability. Atento activities as a lessor are not material and hence the group does not have any impact on the financial statements including no impacts in the loan’s covenants.

The following reconciliation to the opening balance for the lease liabilities as at January 1, 2019 is based upon the operating lease obligations as at December 31, 2018:

	December 31,	IFRS 16	January 01,
	2018		2019
Assets
Propert plant and equipment	123,940	184,099	308,039
Liabilities
Non-current liabilities
Debt with thirt parties	(408,426)	(132,551)	(540,977)
Current liabilities
Debt with thirt parties	(51,342)	(51,548)	(102,890)

The lease liabilities were discounted at the borrowing rate as at January 1, 2019.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

Atento reviewed the tax treatment under the terms of IFRIC 23 in all subsidiaries and as at the reporting date, the group did not identify any material impact on the financial statements.

Atento implemented a process for periodically review the income tax treatments consistent under IFRIC 23 requirements across the group.

4. MANAGEMENT OF FINANCIAL RISK

4.1 Financial risk factors

The Atento Group's activities are exposed to various types of financial risks: market risk (including currency risk, interest rate risk and country risk), credit risk and liquidity risk. The Atento Group's global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group's financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

These unaudited Interim Financial Information do not include all financial risk management information and disclosures required in the annual financial statements and therefore they should be read in conjunction with the Atento Group’s annual financial statements as of and for the year ended December 31, 2018. For the nine months ended September 30, 2019 there have not been changes in any risk management policies.

Country Risk

To manage or mitigate country risk, we repatriate the funds generated in the Americas and Brazil that are not required for the pursuit of new profitable business opportunities in the region and subject to the restrictions of our financing agreements.

Interest Rate Risk

Interest rate risk arises mainly as a result of changes in interest rates which affect: finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates. Atento Group’s finance costs are exposed to fluctuation in interest rates. As of September 30, 2019, 0.2% of Atento Group’s finance costs are exposed to fluctuations in interest rates (excluding the effect of financial derivative instruments), compared to 7.4% as of December 31, 2018.

Foreign Currency Risk

Our foreign currency risk arises from our local currency revenues, receivables and payables while the U.S. dollar is our reporting currency. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the countries.

As of September 30, 2019, the estimated fair value of the cross-currency swaps designated as hedging instruments totaled a net asset of 11,047 thousand U.S. dollars (net asset of 11,066 thousand U.S. dollars, as of December 31, 2018).

Credit Risk

The Atento Group seeks to conduct all of its business with reputable national and international companies and institutions established in their countries of origin, to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its credit accounts.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a master agreement revised annually on the basis of the conditions prevailing in the markets and the countries where Atento operate. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt rating); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group’s maximum exposure to credit risk is primarily limited to the carrying amounts of it financial assets. The Atento Group holds no guarantees as collection insurance. The Atento Group carries out significant transactions with the Telefónica Group, which amounted to 126,364 thousand U.S. dollars as of September 30, 2019 (95,032 thousand U.S. dollars as of December 31, 2018).

Liquidity Risk

The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flow to meet the payments falling due, factoring in a degree of cushion. In practice, this has meant that the Atento Group’s average debt maturity must be longer than the length of time we required paying its debt (assuming that internal projections are met).

Capital Management

The Atento Group’s Finance Department, which is in charge of the capital management, takes various factors into consideration when determining the Group’s capital structure.

The Atento Group’s capital management goal is to determine the financial resources necessary both to continue its recurring activities and to maintain a capital structure that optimizes own and borrowed funds.

The Atento Group sets an optimal debt level in order to maintain a flexible and comfortable medium-term borrowing structure in order to be able to carry out its routine activities under normal conditions and to address new opportunities for growth. Debt levels are kept in line with forecast future cash flows and with quantitative restrictions imposed under financing contracts.

In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

The contract also sets out additional restrictions, including limitations on dividends, payments and distributions to shareholders and capacity to incur additional debt.

The Super Senior Revolving Credit Facility carries no financial covenant obligations regarding debt levels. However, the notes do impose limitations on the distributions on dividends, payments or distributions to the shareholders, the incurring of additional debt, and on investments and disposal of assets.

As of the date of these unaudited interim consolidated financial information, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts, and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

4.2 Fair value estimation

a)      Level 1: The fair value of financial instruments traded on active markets is based on the quoted market price at the reporting date.

b)     Level 2: The fair value of financial instruments not traded in active market (i.e. OTC derivatives) is determined using valuation techniques. Valuation techniques maximize the use of available observable market data, and place as little reliance as possible on specific company estimates. If all of the significant inputs required to calculate the fair value of financial instrument are observable, the instrument is classified in Level 2. The Atento Group’s Level 2 financial instruments comprise interest rate swaps used to hedge floating rate loans and cross currency swaps.

c)      Level 3: If one or more significant inputs are not based on observable market data, the instrument is classified in Level 3.

The Atento Group’s assets and liabilities measured at fair value as of December 31, 2018 and September 30, 2019 are classified as Level 2, except for Senior Secured Notes that is classified in Level 1. No transfers were carried out between the different levels during the period.

5. SEGMENT INFORMATION

The following tables present financial information for the Atento Group’s operating segments for the nine months ended September 30, 2018 and 2019 (in thousand U.S. dollars):

For the nine months ended September 30, 2018
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
	(unaudited)
Sales to other companies	68,951	325,251	459,940	1	854,143
Sales to Telefónica Group	112,070	226,917	203,205	-	542,192
Sales to other group companies	-	6,010	1,326	(7,287)	49
Other operating income and expense	(169,859)	(502,929)	(604,866)	27,047	(1,250,607)
EBITDA	11,162	55,249	59,605	19,761	145,777
Depreciation and amortization	(7,399)	(26,068)	(37,622)	(583)	(71,672)
Operating profit/(loss)	3,763	29,181	21,983	19,178	74,105
Financial results	(1,680)	(18,263)	(26,680)	(13,187)	(59,810)
Income tax	(615)	(4,251)	2,038	(6,028)	(8,856)
Profit/(loss) from continuing operations	1,468	6,667	(2,659)	(37)	5,439
Profit/(loss) for the period	1,468	6,667	(2,659)	(37)	5,439
EBITDA	11,162	55,249	59,605	19,761	145,777
Shared services expenses	5,536	11,519	10,244	(27,299)	-
Adjusted EBITDA (unaudited)	16,698	66,768	69,849	(7,538)	145,777
Capital expenditure	4,780	28,532	34,013	-	67,325
Intangible, Goodwill and PP&E (as of September 30, 2018)	44,806	163,817	247,746	2,226	458,595
Allocated assets (as of September 30, 2018)	396,982	579,312	588,285	(354,457)	1,210,122
Allocated liabilities (as of September 30, 2018)	122,590	266,336	440,508	63,878	893,312

For the nine months ended September 30, 2019
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
	(unaudited)
Sales to other companies	72,502	284,644	451,483	-	808,629
Sales to Telefónica Group	102,898	190,288	179,473	-	472,659
Sales to other group companies	8	18,167	1,531	(10,900)	8,806
Other operating income and expense	(161,511)	(449,237)	(562,316)	15,682	(1,157,382)
EBITDA	13,897	43,862	70,171	4,782	132,712
Depreciation and amortization	(9,872)	(35,727)	(53,568)	(210)	(99,377)
Operating profit/(loss)	4,025	8,135	16,603	4,573	33,335
Financial results	(818)	(14,523)	(35,968)	1,091	(50,218)
Income tax	(3,132)	(2,768)	6,073	(34,342)	(34,169)
Profit/(loss) from continuing operations	75	(9,156)	(13,292)	(28,678)	(51,052)
Profit/(loss) for the period	75	(9,156)	(13,292)	(28,678)	(51,052)
EBITDA	13,897	43,862	70,171	4,782	132,712
Shared services expenses	2,628	4,091	8,029	(14,748)	-
Adjusted EBITDA (unaudited)	16,525	47,953	78,200	(9,966)	132,712
Capital expenditure	2,310	19,235	22,927	-	44,472
Intangible, Goodwill and PP&E (as of September 30, 2019)	42,102	194,669	318,414	332	555,517
Allocated assets (as of September 30, 2019)	399,008	567,557	684,949	(355,133)	1,296,381
Allocated liabilities (as of September 30, 2019)	130,282	287,417	548,710	99,199	1,065,608

"Other and eliminations" includes activities of the intermediate holding in Spain (Atento Spain Holdco, S.L.U.), Luxembourg holdings, as well as inter-group transactions between segments.

6. INTANGIBLE ASSETS

The main changes in intangible assets between the nine-month period ended September 30, 2019 and the year ended the December 31, 2018 are related to amortization of period and the negative impact of exchange variance.

7. GOODWILL

The variations of amounts related to the period ended December 31, 2018 and September 30, 2019 are related to exchange variance, mainly due to Brazilian Reais and Argentinian Pesos against the U.S. dollar.

8.  PROPERTY, PLANT AND EQUIPMENT (PP&E)

The variations of amounts related to the period ended December 31, 2018 and September 30, 2019 are related mainly to implementation of IFRS 16 in which the impacts were presented in note 3b.

9. Equity

Share capital

As of September 30, 2019, share capital stood at 49 thousand U.S dollars - €33,979 (49 thousand U.S. dollars - €33,304 as December 31, 2018), divided into 75,406,357 shares. PikCo owns 64% of ordinary shares of Atento S.A.

On January 18, 2019, the Board approved a share capital increase and issued 335,431 shares increasing outstanding shares to 75,406,357

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

Reserve for acquisition of non-controlling interest

Refers to options attributable to the parent company in the acquisition of RBrasil and Interfile in amount of  23,531 thousand U.S. dollars.

On May 17 and June 7, 2019, the Company acquired all of the shares of Nova Interfile Holding Ltda and RBrasil Soluções SA, respectively, and therefore the reserve for acquisition was written off.

Treasury shares

During 2018, Atento S.A repurchased 1,106,158 shares at a cost of 8,178 thousand of US dollars and an average price of $7,39. In 2019, Atento S.A repurchased 3,164,206 shares at a cost of 7,753 thousand of US dollars and an average price of $2,45

Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its year profits to legal reserve until the amount reaches 10% of share capital. The legal reserve cannot be distributed.

At December 31, 2018 and September 30, 2019, no legal reserve had been established due to the losses incurred by Atento S.A.

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group’s presentation currency (U.S. dollars).

Others Reserve

Refers to the goodwill reserve of the acquisition of interests in the companies Nova Interfile Holding Ltda and RBrasil Soluções S.A, of which:

(i)             Nova Interfile Holding Ltda

Considering that (i) on June 9, 2017, the subsidiary Atento Brasil SA signed the purchase and sale agreement and other agreements for the acquisition of 100% of Nova Interfile Holding Ltda ("Nova Interfile") and, shareholding of Interfile Serviços de BPO LTDA. ("Interfile") and Interservicer - Serviços em Crédito Imobiliário Ltda ("Interservicer"), (ii) the parties had entered into a Shareholders' Agreement which provided, among other conditions, that Atento Brasil SA to acquire all the remaining shares of Interfile and Interservice on May 17, 2019, the Company entered into a purchase and sale agreement for the remainder of the quotas, holding 100% of the shares of Interfile and Interservice .

The total amount paid for this acquisition was approximately 13,208 thousand U.S. dollars, net of cash acquired.

Analysis of the cash flow adquired
Net assets acquired (Interfile and Interservicer)	3,971
PPA	4,942
Consideration paid	13,208
Others reserve	4,297

The fair value of the assets and liabilities acquired and the goodwill was recorded at the time of acquisition of the control, on June 9, 2017, therefore, at the moment we had no goodwill impact.

(i)             R Brasil Soluções S.A

On June 7, 2019, the Company through its indirect subsidiary Atento Brasil S.A signed the Purchase and Sale agreement for 74,406 common shares of the subsidiary RBrasil Soluções S.A, corresponding to 18.51%if its total share capital, exercising its Purchase Option right, pursuant to Shareholders Agreement signed on September 2, 2016, and from then on hold 100% of the shares of RBrasil.

The total amount paid for this acquisition was 1,676 thousand U.S. dollars

Analysis of the cash flow adquired
Net assets acquired	(4)
PPA	(106)
Consideration paid	1,676
Others reserve	1,786

The fair value of the assets and liabilities acquired and the goodwill was recorded at the time of acquisition of the control, on September 2, 2016, therefore, at the moment we had no goodwill impact.

Stock-based compensation

a) Description of share based payment arrangements

In 2014, Atento granted the following two share-based payment arrangements to directors, officers and other employees, for the Company and its subsidiaries;

1. Time Restricted Stock Units (“RSU”) (equity settled)

•  Grant date: December 3, 2014

•  Amount: 256,134 RSUs

•  Vesting period: 50% vests on October 1, 2015 and the remaining 50% vests on October 1, 2016.

•  There are no other vesting conditions.

2. Performance RSU (equity settled)

•  Grant date: December 3, 2014

•  Amount: 931,189 RSUs

•  Vesting period: 100% of the RSUs vest on October 1, 2017.

•  Performance based vesting conditions:

•  TSR Tranche: 50% of the RSUs shall satisfy the performance based vesting condition, if at all, based on the Total Shareholder Return (“TSR”) thresholds set forth, and measured from October 1, 2014 through the end of the financial quarter immediately preceding October 1, 2017; provided, that the baseline price for purposes of measuring the TSR compound annual growth will be $15.00. The thresholds are as follow:

•  Below 10% compound annual growth: nil RSUs vest;

•  10% compound annual growth: 25% of the RSUs vest;

•  22% compound annual growth: 100% of the RSUs vest; and

•  Compound annual growth between 10% and 22%: RSUs vest based on a linear relationship

 • Adjusted EBITDA Tranche: The remaining 50% of the RSUs shall satisfy the performance based vesting condition, if at all, based on the Adjusted EBITDA thresholds set forth; provided, that for purposes of measuring the Adjusted EBITDA Tranche, the Performance Period shall include the time period between end of the financial quarter immediately preceding October 1, 2014 through the end of the financial quarter immediately preceding October 1, 2017. The thresholds are as follow:

•  Below 8% compound annual growth: nil RSUs vest;

•  8% compound annual growth: 25% of the RSUs vest;

•  13.5% compound annual growth: 100% of the RSUs vest; and

•  Compound annual growth between 8% and 13.5%: RSUs vest based on a linear relationship.

The TSR Tranche and the Adjusted EBITDA Tranche are treated separately. Thus, for example, even if the TSR threshold is not met, provided the Adjusted EBITDA threshold is met, PRSUs will vest.

As of October 1, 2015, a total of 125,509 TRSUs vested and were exercised. No grant was made in 2015. On July 1, 2016, Atento granted the following share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries:

1.   Time Restricted Stock Units (“RSU”) (equity settled)

• Grant date: July 1, 2016

• Amount: 1,384,982 RSUs

• Vesting period: 100% of the RSUs vest on January 4, 2019

• There are no other vesting conditions

In addition, an Extraordinary Grant of 81,257 Time Restricted Share Units to an Executive Officer in a one-time award with a two-year vesting period

As of October 3, 2016, a total of 157,925 TRSUs vested.

On May 31 and June 2, 2017, Atento granted a new share-based payment arrangement to Board directors (a total of 29,300 RSUs) in a one-time award with a one-year vesting period.

On July 3, 2017, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries:

1.   Time Restricted Stock Units (“RSU”) (equity settled)

• Grant date: July 3, 2017

• Amount: 886,187 RSUs

• Vesting period: 100% of the RSUs vest on January 2, 2020

• There are no other vesting conditions

On April 19, 2018, Atento granted a new share-based payment arrangement to Board directors (a total of 23,232 RSUs) in a one-time award with a one-year vesting period.

On July 2, 2018, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment had the following arrangements:

Time Restricted Stock Units (“RSUs”) (equity settled)

•  Grant date: July 2, 2018

•  Amount: 1,065,220 RSUs

•  Vesting period: 100% of the RSUs vests on January 4, 2021

•  There are no other vesting conditions

As of January 4th, 2019, a total of 1,161,870 TRSUs vested.

On March 1st, 2019, Atento granted a new share-based payment arrangement to Board directors (a total of 109,785 RSUs) and an Extraordinary Grant for a total (a total of 704,057 RSUs)  in a one-time award with a one-year vesting period.

On June 3rd, 2019, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment had the following arrangements:

Time Restricted Stock Units (“RSUs”) (equity settled)

•  Grant date: June 3, 2019

•  Amount: 2,560,666 RSUs

•  Vesting period: 100% of the RSUs vests on January 3, 2022

•  There are no other vesting conditions

b) Measurement of fair value

The fair value of the RSUs, for all arrangements, has been measured using the BlackScholes model. For all arrangements are equity settled and the fair value of RSUs is measured at grant date and not remeasured subsequently.

c) Outstanding RSUs

On January 04, 2019, the Company vested the total 1,167,870(**) TRSUs

The 2016 Plan	Time RSU
Outstanding December 31 2018	1,109,338
Vested	1,109,338
Outstanding June 30 2019	-

(**) 1,161,870 RSUs consist of 1,109,338 the 2016 Plan, 29,300 the 2017 Board directors plan and 23,232 the 2018 Board Directors plan.

The 2017 Plan	Time RSU
Outstanding December 31 2018	815,693
Forfeited (**)	(328,929)
Outstanding September 30 2019	486,765
(**) part of RSUs are anticipated vested and forfeited during the year due to employees failing to satisfy the service conditions

The 2018 Plan	Time RSU
Outstanding December 31 2018	1,060,220
Forfeited (**)	(327,143)
Outstanding September 30 2019	733,077

(**) part of RSUs are anticipated vested and forfeited during the year due to employees failing to satisfy the service conditions.

The 2019 Plan	Time RSU
Outstanding September 30 2019	2,560,666

d) Impacts in Profit or Loss

In the nine months ended September 30, 2019, 4.188 thousand U.S. dollars related to stock-based compensation and the related social charges were recorded as Employee benefit expenses.

10. FINANCIAL ASSETS

As of December 31, 2018 and September 30, 2019, all the financial assets of the Company are classified at amortized cost, except for the derivative financial instruments that are categorized as fair value through profit or loss.

Credit risk arises from the possibility that the Atento Group might not recover its financial assets at the amounts recognized and in the established terms. Atento Group Management considers that the carrying amount of financial assets is similar to the fair value.

As of September 30, 2019, Atento Teleservicios España S.A., Atento Chile S.A., Atento Colombia S.A., Teleatento del Perú S.A.C, Atento Brasil S.A. and Atento El Salvador S.A. de C.V. have entered into factoring agreements without recourse, anticipating an amount of 107,280 thousand U.S. dollars, receiving cash net of discount, the related trade receivables were realized and interest expenses was recognized in the statement of operations.

Details of other financial assets as of December 31, 2018 and September 30, 2019 are as follow:

	Thousands of U.S. dollars
	12/31/2018	9/30/2019
	(audited)	(unaudited)

Other non-current receivables (*)	13,232	9,177
Non-current guarantees and deposits	51,838	44,840
Total non-current	65,070	54,018

Other current receivables	272	84
Current guarantees and deposits	619	966
Total current	891	1,051

Total	65,961	55,068

(*) “Other non-current receivables” as of September 30, 2019 primarily comprise a loan granted by the subsidiary RBrasil to third parties. The effective annual interest rate is CDI + 3.75% p.a., maturing up to five years beginning in May 4, 2017, when the value of the loan will be amortized in a single installment.

The breakdown of “Trade and other receivables” as of December 31, 2018 and September 30, 2019 is as follow:

	Thousands of U.S. dollars
	12/31/2018	9/30/2019
	(audited)	(unaudited)
Non-current trade receivables	6,430	7,750
Other non-financial assets (*)	12,718	12,086
Total non-current	19,148	19,836
Current trade receivables	279,926	344,691
Other receivables	8,439	7,062
Prepayments	18,332	23,673
Personnel	8,957	10,030
Total current	315,654	385,456
Total	334,802	405,292

(*) “Other non-financial assets” as of September 30, 2019 primarily comprise the litigation underway with the Brazilian social security authority (Instituto Nacional do Seguro Social), recorded in Atento Brasil.

Cash and cash equivalents are comprised of the following:

	Thousands of U.S. dollars
	12/31/2018	9/30/2019
	(audited)	(unaudited)
Deposits held at call	100,706	76,906
Short-term financial investments	32,820	28,629
Total	133,526	105,535

“Short-term financial investments” comprises short-term fixed-income securities in Brazil, which mature in less than 90 days and accrue interest pegged to the CDI.

11. FINANCIAL LIABILITIES

The breakdown of the Company’s financial liabilities by category as of December 31, 2018 and September 30, 2019 is as follows:

Debt with third parties as of December 31, 2018 and September 30, 2019 is as follow:

	Thousands of U.S. dollars
	12/31/2018	9/30/2019
	(audited)	(unaudited)
Senior Secured Notes	390,507	489,200
Brazilian bonds – Debentures	11,163	-
Bank borrowing	4,387	822
Finance lease payables	2,369	106,166
Total non-current	408,426	596,188
Senior Secured Notes	9,528	4,253
Brazilian bonds – Debentures	3,545	-
Bank borrowing	35,111	27,897
Finance lease payables	3,158	42,034
Total current	51,342	74,184
TOTAL DEBT WITH THIRD PARTIES	459,768	670,372

Senior Secured Notes

On January 29, 2013, Atento Luxco 1 S.A. issued 300,000 thousand U.S. dollars aggregate principal amount of Senior Secured Notes that would mature on January 29, 2020. The 2020 Senior Secured Notes were senior secured obligations of Atento Luxco 1 and were guaranteed on a senior secured first-priority basis by Atento Luxco 1 and certain of its subsidiaries excluding Argentina and Brazil subsidiaries. The Senior Secured Notes were also guaranteed on an unsecured basis by Atento S.A. and Midco.

The indenture governing the 2020 Senior Secured Notes contained covenants that, among other things, restricted the ability of Atento Luxco 1 and certain of its subsidiaries to: incur or guarantee additional indebtedness; pay dividends or make distributions or redeem or repurchase capital stock; issue, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into transaction with affiliates; enter into agreements restricting certain subsidiaries’ ability to pay dividends; and consolidate, merge or sell all or substantially all of our assets. These covenants were subject to a number of important exceptions and qualifications. In addition, in certain circumstances, if Atento Luxco 1 sell assets or experiences certain changes of control, it must offer to purchase the 2020 Senior Secured Notes.

On August 19, 2017, in connection with the offering described below, Atento Luxco 1 redeemed all of the outstanding amount of the 2020 Senior Secured Notes. The notes were called at a premium over face value of 103.688% per note, resulting in a total call cost of 11,064 thousand U.S. dollars recorded in finance costs during August 2017, along with the remaining balance of the 2020 Senior Secured Notes issuance amortized cost of 4,920 thousand U.S. dollars.

On August 10, 2017, Atento Luxco 1 S.A., closed an offering of 400,000 thousand U.S. dollars aggregate principal amount of 6.125% Senior Secured Notes due 2022 in a private placement transaction. The notes are due on August 2022. The 2022 Senior Secured Notes are guaranteed on a senior secured basis by certain of Atento’s wholly-owned subsidiaries. The issuance costs of 12,574 thousand U.S. dollars related to this new issuance are recorded at amortized cost using the effective interest method.

On April 4, 2019, Atento Luxco 1 S.A., closed an offering of an additional 100,000 thousand U.S. dollars in aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the "Additional Notes"). The Additional Notes were offered as additional notes under the indenture, dated as of August 10, 2017, pursuant to which the Issuer previously issued 400,000 thousand U.S. dollars aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the "Existing Notes"). The Additional Notes and the Existing Notes are treated as the same series for all purposes under the indenture and collateral agreements, each as amended and supplemented, that govern the Existing Notes and the Additional Notes.

 The terms of the Indenture, among other things, limit, in certain circumstances, the ability of Atento Luxco 1 and its restricted subsidiaries to: incur certain additional indebtedness; make certain dividends, distributions, investments and other restricted payments; sell the property or assets to another person; incur additional liens; guarantee additional debt; and enter into transaction with affiliates. As of September 30, 2019, we were in compliance with these covenants. The outstanding amount on September 30, 2019 is 493,454 thousand U.S. dollars.

All interest payments are made on a half yearly basis.

The fair value of the Senior Secured Notes, calculated on the basis of their quoted price at September 30, 2019, is 501,921 thousand U.S. dollars.

The fair value hierarchy of the Senior Secured Notes is Level 1 as the fair value is based on the quoted market price at the reporting date.

Debentures

On April 15, 2019, Atento Brasil S.A. repaid in advance of the maturity date all the outstanding amount. The amount repaid was BRL57.3 million (equivalent to $15.3 million) plus interest accrued of BRL 2.7 million (equivalent to $0.7 million) and BRL0.3 million (equivalent to $0.1 million) of penalty fee due to early repayment. The outstanding amount on September 30, 2019 is zero.

Bank borrowings

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social – BNDES (“BNDES”) in an aggregate principal amount of 300,000 thousand Brazilian reais (the “BNDES Credit Facility”), equivalent to 109,700 thousand U.S. dollars as of as of each disbursement date.

The total amount of the BNDES Credit Facility is divided into five tranches subject to the following interest rates:

Tranche	Interest Rate

Tranche A	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP) plus 2.5% per annum
Tranche B	SELIC Rate plus 2.5% per annum
Tranche C	4.0% per year
Tranche D	6.0% per year
Tranche E	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP)

Each tranche intends to finance different purposes, as described below:

•  Tranche A and B: investments in workstations, infrastructure, technology, services and software development, marketing and commercialization, within the scope of BNDES program – BNDES Prosoft.

•  Tranche C: IT equipment acquisition, covered by law 8.248/91, with national technology, necessary to execute the project described on tranches “A” and “B”

•  Tranche D: acquisitions of domestic machinery and equipment, within the criteria of FINAME, necessary to execute the project described on tranches “A” and “B”

•  Tranche E: investments in social projects to be executed by Atento Brasil S.A.

BNDES releases amounts under the credit facility once the debtor meets certain requirements in the contract including delivering the guarantee (stand-by letter of credit) and demonstrating the expenditure related to the project. Since the beginning of the credit facility, the following amounts were released:

Thousands of USD each disbursement

Date	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Total
March 27, 2014	11.100	5.480	7.672	0.548	-	24.801
April 16, 2014	4.714	2.357	3.300	0.236	-	10.608
July 16, 2014	-	-	-	-	0.270	0.270
August 13, 2014	27.584	3.013	4.430	0.477	-	35.503
Subtotal 2014	43.398	10.850	15.402	1.261	0.270	71.182
March 26, 2015	5.753	1.438	2.042	0.167	-	9.400
April 17, 2015	12.022	3.006	4.266	0.349	-	19.644
December 21, 2015	7.250	1.807	-	-	0.176	9.232
Subtotal 2015	25.025	6.251	6.308	0.516	0.176	38.276
October 27, 2016	-	-	-	-	0.242	0.242
Subtotal 2016	-	-	-	-	0.242	0.242
TOTAL	68.423	17.101	21.710	1.777	0.689	109.700

This facility should be repaid in 48 monthly installments. The first payment was made on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, change or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES Credit Facility. As of September 30, 2019, Atento Brasil S.A. was in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenant.

The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of employees without providing program support for outplacement, as training, job seeking assistance and obtaining pre-approval of BNDES; (ii) existence of unfavorable court decision against the Company for the use of children as workforce, slavery or any environmental crimes and (iii) inclusion in the by-laws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A’s ability to comply with its financial obligations under the BNDES Credit Facility.

On September 26, 2016, Atento Brasil S.A. entered into a new credit agreement with BNDES in an aggregate principal amount of 22,000 thousand Brazilian Reais, equivalent to 6,790 thousand U.S. dollars as of September 26, 2016. The interest rate of this facility is Long-Term Interest Rate (Taxa de Juros de Longo Prazo - TJLP) plus 2.0% per annum. The facility should be repaid in 48 monthly installments. The first payment will be due on November 15, 2018 and the last payment will be due on October 15, 2022. This facility is intended to finance an energy efficiency project to reduce power consumption by implementing new lightening, air conditioning and automation technology. On November 24, 2017, 6,500 thousand Brazilian Reais (equivalent to 2,012 thousand U.S. dollars) were released under this facility.

On April 30, 2019, Atento Brasil S.A. repaid in advance of the maturity date all outstanding amounts under Tranches A, B, C and D. The total amount repaid was BRL67.9 million (equivalent to $18.2 million) plus interest accrued of BRL 0.6 million (equivalent to $0.2 million) and BRL0.6 million (equivalent to $0.2 million) of penalty fee due to early repayment.

As of September 30, 2019, the outstanding amount under BNDES Credit Facility was 1,220 thousand U.S. dollars.

On August 10, 2017, Atento Luxco 1 S.A. entered into a new Super Senior Revolving Credit Facility (the “Super Senior Revolving Credit Facility”) which provides borrowings capacity of up to 50,000 thousand U.S. dollars and will mature on February 10, 2022. Banco Bilbao Vizcaya Argentaria, S.A., as the agent, the Collateral Agent and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Morgan Stanley Bank N.A. and Goldman Sachs Bank USA are acting as arrangers and lenders under the Super Senior Revolving Credit Facility.

The Super Senior Revolving Credit Facility may be utilized in the form of multi-currency advances for terms of one, two, three or six months. The Super Senior Revolving Credit Facility bears interest at a rate per annum equal to LIBOR or, for borrowings in euro, EURIBOR or, for borrowings in Mexican Pesos, TIIE plus an opening margin of 4.25% per annum. The margin may be reduced under a margin ratchet to 3.75% per annum by reference to the consolidated senior secured net leverage ratio and the satisfaction of certain other conditions.

The terms of the Super Senior Revolving Credit Facility Agreement limit, among other things, the ability of the Issuer and its restricted subsidiaries to (i) incur additional indebtedness or guarantee indebtedness; (ii) create liens or use assets as security in other transactions; (iii) declare or pay dividends, redeem stock or make other distributions to stockholders; (iv) make investments; (v) merge, amalgamate or consolidate, or sell, transfer, lease or dispose of substantially all of the assets of the Issuer and its restricted subsidiaries; (vi) enter into transactions with affiliates; (vii) sell or transfer certain assets; and (viii) agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Issuer and its restricted subsidiaries. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations that are described in the Super Senior Revolving Credit Facility Agreement.

The Super Senior Revolving Credit Facility Agreement includes a financial covenant requiring the drawn super senior leverage ratio not to exceed 0.35:1.00 (the “SSRCF Financial Covenant”). The SSRCF Financial Covenant is calculated as the ratio of consolidated drawn super senior facilities debt to consolidated pro forma EBITDA for the twelve-month period preceding the relevant quarterly testing date and is tested quarterly on a rolling basis, subject to the Super Senior Revolving Credit Facility being at least 35% drawn (excluding letters of credit (or bank guarantees), ancillary facilities and any related fees or expenses) on the relevant test date. The SSRCF Financial Covenant only acts as a draw stop to new drawings under the Revolving Credit Facility and, if breached, will not trigger a default or an event of default under the Super Senior Revolving Credit Facility Agreement. The Issuer has four equity cure rights in respect of the SSRCF Financial Covenant prior to the termination date of the Super Senior Revolving Credit Facility Agreement, and no more than two cure rights may be exercised in any four consecutive financial quarters. As of September 30, 2019, we were in compliance with this covenant and no amounts were released under the Super Senior Revolving Credit Facility.

On September 14, 2017, Atento Luxco 1 S.A. and Atento Brasil S.A. entered into an Agreement for a Common Revolving Credit Facility Line with Santander Brasil, Estabelecimento Financeiro de Crédito S.A. in respect of a bi-lateral, multi-currency revolving credit facilities. Up to $20.0 million of commitments are available for the drawing of cash loans in Euro and Mexican Pesos (MXN). The original borrowers under this facility are Atento Teleservicios España, S.A.U and Atento Servicios, S.A. de C.V. This facility is guaranteed by Atento Luxco 1 S.A. and Atento Brasil S.A. on a joint and several basis. This facility matures one year after the date of the Agreement. As of September 30, 2019, the outstanding amount under this facility was $4.0 million.

On March 5, 2018, Atento Brasil S.A. entered into an agreement with Banco ABC Brasil for an amount of 10,092 thousand U.S. dollars maturing on September 3, 2018 with an annual interest rate of 3.40%. In connection with the loan, Atento Brasil S.A. entered into a swap agreement through which it receives fixed interest rates in U.S. dollars, in the same amount of the loan agreement, and pays variable interest rate at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 2.10% over 33,000 thousand Brazilian Reais. The total outstanding balance was paid on the due date.

On February 26, 2019, Atento Brasil S.A. entered into an agreement with Banco ABC Brasil for an amount of 7,052 thousand Euros maturing on August 26, 2019 with an annual interest rate of 2.33%. In connection with the loan, Atento Brasil S.A. entered into a swap agreement through which it receives fixed interest rates in EURO, in the same amount of the loan agreement, and pays variable interest rate at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 2.20% over 30,000 thousand Brazilian Reais. The total outstanding balance was paid on the due date.

On August 20, 2019, Atento Brasil S.A. entered into an agreement with Banco ABC Brasil for an amount of 7,766 thousand Euros maturing on February 18, 2020 with an annual interest rate of 1.25%. In connection with the loan, Atento Brasil S.A. entered into a swap agreement through which it receives fixed interest rates in EURO, in the same amount of the loan agreement, and pays variable interest rate at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 1.80% over 35,000 thousand Brazilian Reais. As of September 30, 2019, the outstanding balance was 8,501 thousand U.S. dollars.

On April 25, 2017, Atento Brasil S.A. entered into a bank credit certificate (cédula de crédito bancário) with Banco Santander (Brasil) S.A. in an aggregate principal amount of up to 80,000 thousand Brazilian reais (the “2017 Santander Bank Credit Certificate”), equivalent to approximately $20.6 million as of December 31, 2018 The interest rate of the 2017 Santander Bank Credit Certificate equals to the average daily rate of the one day “over extra-group” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 2.70% per annum. The 2017 Santander Bank Credit Certificate matures every 180 days and has been renewed ever since, with next maturity date on March 2020 for an aggregate principal amount up 90,000 thousand Brazilian reais, equivalent to $21.6 million as of September 30, 2019. As of September 30, 2019, the outstanding balance was 1.0 million U.S. dollars.

On August 13, 2019, Atento Brasil S.A. entered into an overdraft credit line agreement with Banco do Brasil for an amount of 30,000 thousand Brazilian reais, maturing on October 26, 2019 with an annual interest rate of CDI plus 2.127% per annum. As of September 30, 2019, the outstanding balance was 7,233 thousand U.S. dollars.

Derivatives

Details of derivative financial instruments as of December 31, 2018 and September 30, 2019 are as follows:

	Thousands of U.S. dollars
	12/31/2018		9/30/2019
	Assets	Liabilities	Assets	Liabilities

Cross currency swaps - Net Investment Hedges	11,313	-	11,963	(916)
Cross currency swaps - that do not meet the criteria for hedge accounting	-	(682)	19	-
Total	11,313	(682)	11,982	(916)

Non-current portion	11,313	(682)	11,963	(916)
Current portion	-	-	19	-

Derivatives

Derivatives held for trading are classified as current assets or current liabilities. The fair value of a hedging derivative is classified as a non-current asset or a non-current liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months. Otherwise, it is classified as a current asset or liability.

In connection with the Refinancing process and the repayment of the first Brazilian Debentures, the hedge accounting for the interest rate swap was discontinued and the OCI balance was transferred to finance cost. Thereafter, any changes in fair value was directly recognized in the statements of operations.

On April 1, 2015, the Company started a hedge accounting for net investment hedge related to exchange risk between the U.S. dollar and foreign operations in Euro (EUR), Mexican Peso (MXN), Colombian Peso (COP) and Peruvian Nuevo Sol (PEN). In connection with the Refinancing process, 8 of the 10 derivatives contracts designated as Net Investment Hedges were terminated between August 1, 2017 and August 4, 2017, generating positive cash of 46,080 thousand U.S. dollars, net of charges. During August 2017, Atento Luxco 1 also entered into new Cross-Currency Swaps related to exchange risk between U.S. dollars and Euro (EUR), Mexican Peso (MXN), Brazilian Reais (BRL) and Peruvian Nuevo Sol (PEN). Except for the Cross-Currency Swap between U.S. dollars and Brazilian Reais (BRL), all Cross-Currency Swaps were designated for hedge accounting as net investment hedge. On January 01, 2019, the Company started to also designate the Cross-Currency Swap between U.S. dollars and Brazilian Reais (BRL) for hedge accounting as net investment hedge.

On April 4, 2019, Atento Luxco 1 entered into new Cross-Currency Swaps related to exchange risk between U.S. dollars, Brazilian Reais (BRL) and Peruvian Nuevo Sol (PEN), in connection with the additional 100,000 thousand U.S. dollars Senior Secured Notes, all also designated for hedge accounting.

As of September 30, 2019, details of cross-currency swaps (net investment hedges) were as follows:

Cross-Currency Swaps - that do not quality for hedge accounting
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets	Fair value (liability)	Other comprehensive income	Change in OCI, net of taxes	Statements of operations - Finance cost	Statements of operations - Change in fair value
					(unaudited)
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
ABC Brasil	Feb-20	EUR	BRL	-	19	-	-	-	-	-
					19	-	-	-	-	-
Net Investment Hedges
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets	Fair value (liability)	Other comprehensive income	Change in OCI, net of taxes	Statements of operations - Finance cost	Statements of operations - Change in fair value
					(unaudited)
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Goldman Sachs	Aug-22	BRL	USD	754,440	6,468	-	(703)	(703)	(171)	-
Nomura International	Aug-22	EUR	USD	34,109	585	-	(852)	(595)	-	-
Goldman Sachs	Aug-22	MXN	USD	1,065,060	4,269	(263)	163	3,257	-	-
Goldman Sachs	Aug-22	PEN	USD	194,460	-	(647)	3,561	1,148	-	-
Santander	Jan-20	USD	EUR	20,000	-	-	1,742	-	-	-
Santander	Jan-20	USD	MXN	11,111	-	-	(2,113)	-	-	-
Goldman Sachs	Jan-20	USD	EUR	48,000	-	-	3,587	-	-	-
Goldman Sachs	Jan-20	USD	MXN	40,000	-	-	(7,600)	-	-	-
Nomura International	Jan-20	USD	MXN	23,889	-	-	(4,357)	-	-	-
Nomura International	Jan-20	USD	EUR	22,000	-	-	1,620	-	-	-
Goldman Sachs	Jan-18	USD	PEN	13,800	-	-	22	-	-	-
Goldman Sachs	Jan-18	USD	COP	7,200	-	-	(80)	-	-	-
Morgan Stanley	Aug-22	USD	BRL	308,584	627	(1)	(541)	(541)	-	-
Morgan Stanley	Aug-22	USD	PEN	66,000	13	(4)	(2)	(2)	-	-
BBVA	Jan-18	USD	PEN	55,200	-	-	71	-	-	-
BBVA	Jan-18	USD	COP	28,800	-	-	(359)	-	-	-
					11,963	(916)	(5,840)	2,564	(171)	-

Derivative financial instrument - asset					11,982
Derivative financial instrument - liability					(916)

Gains and losses on net investment hedges accumulated in equity will be taken to the income statements when the foreign operation is partially disposed of or sold.

Finance lease payments

Leases are shown as follows in the balance sheet as at September 30, 2019 and the income statement for first quarter of the year:

	January 1, 2019	Additions/ Disposals				Translation difference	September 30, 2019
Assets
Propert plant and equipment - IFRS 16	184,099	(14,207)				868	170,760
(-) Accumulated depreciation	-	(32,362)				1,969	(30,393)
Total	184,099	(46,569)				2,837	140,367

	January 1, 2019	Additions/ Disposals	Payments	Interest	Transfers	Translation difference	June 30, 2019
Liabilities
Non-current liabilities
Finance lease - IFRS 16	132,551	-	-	-	(27,582)	-	104,969
Finance lease - others	2,369	-	-	-	(1,131)	(41)	1,197
Total Non-current Liabilities	134,920	-	-	-	(28,713)	(41)	106,166

Current liabilities
Finance lease - IFRS 16	51,548	(14,207)	(37,737)	12,955	27,582	(1)	40,140
Finance lease - others	3,158	-	(2,243)	-	1,131	(152)	1,894
Total current Liabilities	54,706	(14,207)	(39,980)	12,955	28,713	(153)	42,034

The future leasing payments are segregated as follows:

	2019	2020	2021	2022	Others	Total
Payments Finance lease - IFRS 16	32,442	39,290	34,608	27,382	11,387	145,109

IFRS 16 affected primarily the accounting for the group’s operating leases.

As at the reporting date, lease commitments that the group are recognized as right-of-use assets amount to 140,367 thousand U.S. dollars on September 30, 2019, and lease liabilities in the amount of 148,201 thousand U.S. dollars on September 30, 2019.

The consolidated statement of operations are impacted by a decrease of operating expenses and an increase of the amortization of the right-of-use assets and interest expenses on the lease liabilities.

12. PROVISIONS AND CONTINGENCIES

Atento has contingent liabilities arising from lawsuits in the normal course of its business. Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities and the breakdown is as follows:

	Thousands of U.S. dollars
	12/31/2018	9/30/2019
	(audited)	(unaudited)
Non-current
Provisions for liabilities	24,537	23,056
Provisions for taxes	16,871	11,362
Provisions for dismantling	8,430	8,227
Other provisions	1,336	8,481
Total non-current	51,174	51,126

Current
Provisions for liabilities	9,020	17,205
Provisions for taxes	2,455	1,526
Provisions for dismantling	60	279
Other provisions	7,515	1,762
Total current	19,050	20,772

“Provisions for liabilities” primarily relate to provisions for legal claims underway in Brazil. Atento Brasil S.A. has made payments in escrow related to legal claims from ex-employees, amounting to 45,684 thousand U.S. dollars and 44,139 thousand U.S. dollars as of December 31, 2018 and June 30, 2019, respectively. Also, the variation of the period was impacted by the Brazilian Reais and Argentinian Peso depreciations against the U.S. dollar.

“Provisions for taxes” mainly relate to probable contingencies in Brazil with respect to social security payments and other taxes, which are subject to interpretations by tax authorities. Atento Brasil S.A. has made payments in escrow related to taxes claims 3,320 thousand U.S. dollars and 3,404 thousand U.S. dollars as of December 31, 2018 and June 30, 2019, respectively.

The amount recognized under “Provision for dismantling” corresponds to the necessary cost of dismantling of the installations held under operating leases to bring them to its original condition.

As of September 30, 2019, lawsuits outstanding in the courts were as follows:

Brazil

At September 30, 2019, Atento Brasil was involved in 10,755 labor-related disputes (11,486 labor as of December 31, 2018), being 10,537 of labor massive and 46 of outliers and others, filed by Atento’s employees or ex-employees for various reasons, such as dismissals or claims over employment conditions in general. The total amount of the main claims classified as possible was 45,391 thousand U.S. dollars (46,797 thousand U.S. dollars on December 31, 2018), of which 27,843 thousand U.S. dollars Labor Massive-related, 3,360 thousand U.S. dollars Labor Outliers-related and 14,118 thousand U.S. dollars Special Labor cases related.

On September 30, 2019, the subsidiary RBrasil Soluções S.A. holds contingent liabilities of labor nature classified as possible in the amount of 38 thousand U.S. dollars.

On September 30, 2019, the subsidiary Interfile holds contingent liabilities of labor nature and social charges classified as possible in the amount of 865 thousand U.S. dollars.

As of   September 30, 2019, Atento Brasil S.A. is party to 6 civil lawsuits ongoing for various reasons (7 on December 31, 2018) which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of the claims is 5,637 thousand U.S. dollars (5,558 thousand U.S. dollars on December 31, 2018).

As of September 31, 2019, Atento Brasil is party to 28 disputes ongoing with the tax authorities and social security authorities for various reasons relating to infraction proceedings filed which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of these claims is 36,1 thousand U.S dollars (39,498 thousand U.S. dollars on December 31, 2018)

In March 2018, Atento Brasil S.A. an indirect subsidiary of Atento S.A. received a tax notice from the Brazilian Federal Revenue Service, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) for the period from 2012 to 2015, due to the disallowance of the expenses on tax amortization of goodwill and deductibility of certain financing costs originated of the acquisition of Atento Brasil S.A. by Bain Capital in 2012, and the withholding taxes on payments made to certain of our former shareholders.

The amount of the tax assessment from the Brazilian Federal Revenue Service, not including interest and penalties, was approximately 105,268 thousand U.S. dollars, and was assessed by the Company’s outside legal counsel as possible loss. We disagree with the proposed tax assessment and we intend to defend our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies. Based on our interpretation of the relevant law, and based on the advice of our legal and tax advisors, we believe the position we have taken is sustainable. Consequently, no provisions are recognized regarding these proceedings.

Spain

At September 30, 2019, Atento Teleservicios España S.A.U. including its branches and our other Spanish companies were party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 725 thousand U.S. Dollars. According to the Company’s external lawyers, materialization of the risk event is possible.

Mexico

At Sep 30, 2019 , Atento Mexico through its two entities (Atento Servicios, S.A. de C.V. and Atento Atencion y Servicios, S.A. de C.V.) is a party of labor related disputes filed by Atento employees that abandoned their employment or former employees that base their claim on justified termination reasons, Atento Servicios, S.A. de C.V. totaling 8,142 thousand U.S. dollars and Atento Atencion y Servicios, S.A. de C.V. totaling 6,796 thousand U.S. dollars, according to the external labor law firm for possible risk labor disputes.

Argentina

In Argentina, as a consequence of an unfavorable sentence on the case “ATUSA S.A.” issued by Argentinian Internal Revenue Services (“Administración Federal de Ingresos Públicos”), notified on February 2017, the contingency qualified as “possible” was estimated in 1,419 thousand U.S. dollars at June 30, 2019 (1,127 thousand U.S. dollars at March 31, 2019). In July 2019, Atento Argentina and OSECAC signed an agreement and closed this issue in the same amount of the risk estimated. Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

13. INCOME TAX

The breakdown of the Atento Groups’s income tax expense is as follow:

	Thousands of U.S. dollars		Thousands of U.S. dollars
	For the three months ended September 30,		For the nine months ended September 30,
Income taxes	2018	2019	2018	2019
	(unaudited)		(unaudited)
Current tax expense	(5,059)	(4,706)	(17,498)	(15,382)
Deferred tax	1,258	4,440	8,642	16,482
Deferred income tax - IFRS-16	-	117	-	117
Write-off of deferred tax assets	-	(2,135)	-	(35,386)
Total income tax expense	(3,801)	(2,284)	(8,856)	(34,169)

For the three months ended September 30, 2019, Atento Group’s consolidate financial statements presented a profit before income tax in the amount of profit of  3,550 thousand U.S. dollars and an income tax expense of  2,284 thousand U.S. dollars compared to a profit before income tax in the amount of  6,864 thousand U.S. dollars and an income tax expense of  3,801 thousand U.S. dollars for the three months ended September 30, 2018. This movement is due to the losses before tax  the non-deductible costs occurred in our holding companies.

For the nine months ended September 30, 2019, Atento Group’s consolidate financial statements presented loss before income tax in the amount of  (16,883) thousand U.S. dollars and an income tax expense of  34,169 thousand U.S. dollars compared to a profit before income tax of  14,295 thousand U.S. dollars and an income tax expense of  8,856 thousand U.S. dollars for the nine months ended September 30, 2018. Current Income tax expense for the nine months ended September 30, 2018 and 2019 totaled $5.1 million and $15.4 million, respectively. Income tax expense for the nine months ended September 30, 2019 contains a negative one-off tax impact of $37.8 million due to Spain tax audit assessment, signed in May, 2019.

In the first quarter 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.8 million.

Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019, was negatively affected by $37.8 million.

14. EARNINGS/(LOSS) PER SHARE

Basic earnings per share is calculated by dividing the profits attributable to equity owners of the Company by the weighted average number of ordinary shares outstanding during the periods as demonstrated below:

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Profit/(loss) attributable to equity owners of the Company
Atento’s Profit/(loss) attributable to equity owners of the parent from continuing operations (in thousands of U.S. dollars)	2,684	1,266	3,985	(51,666)
Weigthed average number of ordinary shares	73,909,056	72,139,540	73,909,056	73,532,509
Basic (loss)/earnings per share from continuing operations (in U.S. dollars)	0.04	0.02	0.05	(0.70)

Diluted results per share are calculated by adjusting the weighted average number of ordinary shares outstanding to reflect the conversion of all dilutive ordinary shares. The share-based plan was first granted in October 2014. The net loss for the nine months ended September 30, 2019 is anti-dilutive.

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Profit/(loss) attributable to equity owners of the Company
Atento’s Profit/(loss) attributable to equity owners of the parent from continuing operations (in thousands of U.S. dollars)	2,684	1,266	3,985	(51,666)
Potential increase in number of ordinary shares outstanding in respect of share-based plan	1,142,431	-	1,142,431	-
Adjusted weighted average number of ordinary shares	75,027,905	72,139,540	75,027,905	73,532,509
Diluted (loss)/earnings per share from continuing operations (in U.S. dollars) (1)	0.04	0.02	0.05	(0.70)

(1) For the three and nine months ended September 30, 2019, potential ordinary shares of 2.138.496, relating to the stock option plan were excluded from the calculation of diluted net loss per share, as their effect would dilute the loss per share.

15. RELATED PARTIES

Directors

The directors of the Company as of the date on which the interim condensed consolidated financial information were prepared are David Danon, Vishal Jugdeb, Thomas Iannotti, David Garner, Stuart Gent, Charles Megaw, Antonio Viana-Baptista and Carlos López-Abadía.

At September 30, 2019, some members of Board of Directors have the right to the stock-based compensation as described in Note 9.

Change in Board of Directors

On November 6, 2018, Melissa Bethell and Devin O’Reilly resigned from their position of directors of Atento, S.A, The Board of Directors then elected David Danon and Charles Megaw to serve both as Class III Directors replacing Ms. Bethell and Mr. O’Reilly, respectively. Additionally, Thomas Iannotti substitutes Melissa as Chairman to the Compensation and Sustainability Committee.

David Danon, 37, has 13 years of experience in the private equity industry.  He is currently a Principal of Bain Capital Private Equity (Europe) LP and a board member of Autodistribution, MSX International and Italmatch.  Prior to his position at Bain, Mr. Danon worked as an analyst in Lehman Brother’s Merchant Banking division from 2005 to 2008. Mr. Danon has a Master’s in Business from HEC Paris.

Charles Megaw, 48, has over 22 years of experience in the business and financial services industry.  Mr. Megaw joined Bain Capital in 2007 and is an Operating Partner in the London office. Prior to joining Bain Capital, Mr. Megaw was a Partner at Bain & Company where he worked in a variety of industries. He is currently a member of the Board of Directors of MSX International. Mr. Megaw holds an MA and PhD from the University of Cambridge in the United Kingdom.

                On January 18, 2019, the Board elected Carlos López-Abadía to serve as Class II director and appointed him as Chief Executive Officer. On February 28, 2019, Alejandro Reynal resigned from his position as director and CEO of Atento, S.A.

                Carlos López-Abadía, boasts a long-standing international professional career in the technology, consulting and digital transformation sectors at the global level. His successful professional career spans over thirty years. Prior to his appointment as Atento’s Chief Executive Officer, he served as DXC Technology’s Vice President and General Manager Consulting, responsible for digital transformation advisory services, including strategic partnerships in the consulting domain. Previously he served as Vice President Global Services for Misys where he led the transformation of the services and software support business and managed a global service delivery network based in major global financial centers and offshore locations.

Also on January 18, 2019, Marie-Catherine Brunner resigned from her position of director of Atento, S.A. The Board then elected Vishal Jugdeb to serve as Class II director replacing Ms. Brunner.

Vishal Jugdeb, 42, has served as a member of our board of directors since October 2015. Mr. Jugdeb is a Corporate Manager of Bain Capital, LLC, Luxembourg, which he joined in 2014. Prior to that, he served as Senior Manager at Alter Domus Luxembourg S.à r.l., a provider of corporate and management services.

Lastly, on October 16, 2019, the Company announced the appointment of Jose Antonio de Souza Azevedo as new Chief Financial Officer and a member of the Executive Committee with effective date as of November 11, 2019.

Mr. Azevedo has served as Chief Financial Officer and Investor Relations Officer of Unidas, the largest fleet management provider and the second largest Brazilian car rental company. From 2016 to 2017, Mr. Azevedo served as Country Manager Brazil for Softline Company. Prior to that, Mr. Azevedo held executive positions at Globalweb Data Services as Chief Executive Officer in 2015 and Chief Financial Officer from 2014 to 2015. Mr. Azevedo also served as Chief Financial Officer of Estre Ambiental from 2013 to 2014 and held several leadership positions at Latam Airlines from 2008 to 2013.

Key management personnel

Key management personnel include those persons empowered and responsible for planning, directing and controlling the Atento Group’s activities, either directly or indirectly.

The following table shows the total remuneration paid to the Atento Group’s key management personnel in the nine months ended September 30, 2018 and 2019:

	For the nine months ended September 30,
	2018	2019
	(unaudited)
Total remuneration paid to key management personnel	4,698	4,188

16. OTHER INFORMATION

a.          Guarantees

At September 30, 2019, the Atento Group has guarantees to third parties amounting to 375,589 thousand U.S. dollars (383,286 thousand U.S. dollars at December 31, 2018).

PART II - OTHER INFORMATION

LEGAL PROCEEDINGS

See Note 12 to the unaudited interim consolidated financial information.

RISK FACTORS

There were no material changes to the risk factors described in section “Risk Factors” in our Annual Form 20-F, for the year ended December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: November 13, 2019.
By: /s/ Carlos López-Abadía
Name: Carlos López-Abadía Title: Chief Executive Officer
By: /s/ Mauricio Montilha
Name: Mauricio Montilha Title: Chief Financial Officer